   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 14, 1997
                                                      REGISTRATION NO. 333-19955
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 2
                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 ALKERMES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                         PENNSYLVANIA                                       23-2472830
                (STATE OR OTHER JURISDICTION OF                (I.R.S. EMPLOYER IDENTIFICATION NO.)
                INCORPORATION OR ORGANIZATION)

                                64 SIDNEY STREET
                      CAMBRIDGE, MASSACHUSETTS 02139-4234
                                 (617) 494-0171
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                RICHARD F. POPS
                            CHIEF EXECUTIVE OFFICER
                                 ALKERMES, INC.
                                64 SIDNEY STREET
                      CAMBRIDGE, MASSACHUSETTS 02139-4234
                                 (617) 494-0171
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:
                           MORRIS CHESTON, JR., ESQ.
                              MARTHA J. HAYS, ESQ.
                       BALLARD SPAHR ANDREWS & INGERSOLL
                               1735 MARKET STREET
                          PHILADELPHIA, PA 19103-7599
                                 (215) 665-8500
                            ------------------------

    Approximate date of commencement of proposed sale to the public: From time to time following the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

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                                                     PROPOSED MAXIMUM  PROPOSED MAXIMUM     AMOUNT OF
      TITLE OF EACH CLASS OF         AMOUNT TO BE     OFFERING PRICE      AGGREGATE        REGISTRATION
   SECURITIES TO BE REGISTERED        REGISTERED       PER SHARE(1)   OFFERING PRICE(1)       FEE(2)
----------------------------------------------------------------------------------------------------------

Common Stock, par value
  $.01 per share..................     2,000,000         $21.875         $43,750,000         $13,258
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee, pursuant to Rule 457(c) and based on the average of high and low sales prices on February 14, 1997, as reported on the Nasdaq National Market.

(2) A filing fee of $16,421 was paid by the Registrant on January 17, 1997.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 14, 1997

--------------------------------------------------------------------------------
                                [ALKERMES LOGO]

                [LOGO]          2,000,000 SHARES

                                  COMMON STOCK

     This Prospectus relates to 2,000,000 shares of common stock, par value $.01 per share ("Common Stock"), of Alkermes, Inc., a Pennsylvania corporation ("Alkermes" or the "Company"), which are being offered for sale from time to time by ALZA Corporation, a Delaware corporation, and a shareholder of the Company (the "Selling Shareholder"). See "Plan of Distribution."

     The Company will not receive any of the proceeds from the sale of the shares of Common Stock being offered hereby (the "Shares"). The Selling Shareholder directly, through agents designated from time to time, or through brokers, dealers or underwriters to be designated, may sell the Shares from time to time on terms to be determined at the time of sale. To the extent required, the specific number of Shares to be sold, the purchase price and public offering price, the names of any such agent, broker, dealer or underwriter, and any applicable commission or discount with respect to the particular offer will be set forth in a supplement to this Prospectus.

     The expenses of registration of the Shares under the Securities Act of 1933, as amended (the "Securities Act"), will be paid by the Company. The Selling Shareholder will, however, bear the expense of its own counsel and any transfer taxes and underwriting discounts and commissions applicable to the Shares sold by it. The Company and the Selling Shareholder have agreed to indemnify each other against certain liabilities under the Securities Act.

     The Selling Shareholder and any brokers, dealers, agents or underwriters that participate with the Selling Shareholder in the distribution of Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profits on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     The Common Stock is traded on the Nasdaq National Market under the symbol "ALKS." On February 13, 1997, the last reported sale price of the Common Stock was $22.75 per share.

                            ------------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               THE DATE OF THIS PROSPECTUS IS             , 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). All such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: 90 Devonshire Street, Suite 700, Boston, Massachusetts 02109; 7 World Trade Center, 13th Floor, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its public reference facilities at Boston, Massachusetts, New York, New York and Chicago, Illinois at prescribed rates. In addition, the aforementioned materials may also be inspected at the offices of the Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a World-Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed with the Commission under the Exchange Act are hereby incorporated by reference into this Prospectus:

        1. Annual Report on Form 10-K for the fiscal year ended March 31, 1996;

        2. Quarterly reports on Form 10-Q for the fiscal quarters ended June 30, September 30 and December 31, 1996;

        3. Current Reports on Form 8-K dated November 14, 1996 and February 13, 1997; and

        4. Item 1 of Registration Statement on Form 8-A dated June 28, 1991, as amended by Form 8-A/A dated January 17, 1997.

     All documents subsequently filed by Alkermes pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that such statement is modified or superseded by any other subsequently filed document which is incorporated or is deemed to be incorporated by reference herein. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Alkermes hereby undertakes to provide without charge to each person, including any beneficial owner, to whom this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated into this Prospectus and deemed to be part hereof, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. These documents are available upon request from Michael J. Landine, Senior Vice President and Chief Financial Officer, Alkermes, Inc., 64 Sidney Street, Cambridge, Massachusetts 02139, (617) 494-0171.

     NO DEALER, SALES REPRESENTATIVE OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO OR FROM ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                                                                        PAGE
                                                                                        ----
Summary...............................................................................    4
Risk Factors..........................................................................    7
Use of Proceeds.......................................................................   17
Dividend Policy.......................................................................   17
Price Range of Common Stock...........................................................   18
Selected Consolidated Financial Data..................................................   19
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................   20
Business..............................................................................   24
Management............................................................................   42
Principal Shareholders................................................................   44
Selling Shareholder...................................................................   46
Plan of Distribution..................................................................   46
Legal Matters.........................................................................   47
Experts...............................................................................   47
Additional Information................................................................   47


                            ------------------------

     Alkermes(R), the Alkermes logo, ProLease(R) and Medisorb(R) are registered trademarks of Alkermes, Inc. RMP(TM), RMPs(TM), RMP-7(TM) and Receptor-Mediated Permeabilizers(TM) are trademarks of Alkermes, Inc.

     Intron(R) is a registered trademark of Schering Corporation, a subsidiary of Schering-Plough Corporation.

--------------------------------------------------------------------------------

                                    SUMMARY

     This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Important Factors Regarding Forward-Looking Statements."

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," appearing elsewhere in this Prospectus or incorporated by reference herein.

                                  THE COMPANY

     Alkermes, Inc. (together with its subsidiaries, "Alkermes" or the "Company") is applying the tools of biotechnology to the development of sophisticated proprietary drug delivery systems. The Company is developing product candidates based on three independent drug delivery technologies:
ProLease, which is designed to enable single injections lasting a few days to several months to be made of proteins or peptides otherwise given by more frequent injection; RMP-7, which is designed to enable increased drug delivery to the brain by transiently opening the blood-brain barrier; and Medisorb, which extends Alkermes' technology for injectable sustained release and is designed for more traditional small molecule pharmaceutical compounds.

     ProLease is proprietary technology for the stabilization and encapsulation of fragile proteins and peptides in microspheres made of common medical polymers. Several ProLease product candidates are being developed in collaboration with large pharmaceutical companies. With Genentech, Inc. ("Genentech"), Alkermes is developing a ProLease sustained-release formulation of Genentech's human growth hormone ("hGH"). In November 1996, Alkermes announced the results of a Phase I clinical trial of ProLease hGH, the initiation of a multi-center Phase I/II clinical trial in growth hormone deficient children, and an expansion of the collaboration with Genentech. In December 1996, following the successful completion of a feasibility agreement, Alkermes announced a collaboration with Johnson & Johnson for a ProLease formulation of an undisclosed product for the treatment of hormone-mediated disorders. Also, in collaboration with Schering-Plough Corporation ("Schering-Plough"), Alkermes is developing a sustained-release formulation of Intron A, Schering-Plough's alpha interferon, which is approved for use in several infectious diseases and certain oncology indications.

     RMP-7, Alkermes' second drug delivery system, is a novel pharmaceutical peptide based on bradykinin, a compound occurring naturally in the body and known to affect vascular permeability. Following injection, RMP-7 increases permeability by triggering a brief relaxation of the tight cellular junctions of the blood-brain barrier. During the time that permeability is increased, drug molecules in the bloodstream can diffuse into the brain in concentrations greater than can usually be achieved.

     Alkermes is currently completing a series of four multi-center Phase II clinical trials of RMP-7 administered in combination with the chemotherapeutic agent carboplatin in a planned total of 250 patients with recurrent malignant glioma. Three such trials involve the intravenous administration of RMP-7 and carboplatin, and the fourth involves intra-arterial administration of the drug combination. In December 1996, Alkermes announced the results of two of the three intravenous Phase II clinical trials, Studies 01-013 and 01-019, which were non-controlled, open label clinical trials of RMP-7 and carboplatin conducted in Europe. Study-013 enrolled recurrent malignant glioma patients who had relapsed following treatment with surgery and radiation. In this clinical trial, 61-91% of patients responded to the treatment as measured by three standardized tests of neurological impairment and patient performance status, and 79% of patients responded to the treatment as measured by shrinkage or stabilization of tumor volume as measured with contrast-enhanced magnetic resonance imaging ("MRI"). Study-019 enrolled patients who had relapsed following surgery, radiation and chemotherapy. In this clinical trial, 40-59% of patients responded to the treatment as measured by three standardized tests of neurological impairment and patient performance status, and 24% of

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

patients responded to the treatment as measured by shrinkage or stabilization of tumor volume with contrast-enhanced MRI.

     The third intravenous Phase II trial is being conducted in the United States and is a double-blind, placebo-controlled clinical trial comparing treatment with the combination of RMP-7 and carboplatin to treatment with carboplatin alone. This clinical trial completed enrollment in May 1996 and results are expected in the first half of 1997. The fourth Phase II trial is being conducted in the United States and is a non-controlled, open label multi-center clinical trial of RMP-7 and carboplatin administered intra-arterially. Enrollment in this clinical trial was completed in September 1996, and results are expected in the first half of 1997.

     There can be no assurance that the results of the European clinical trials will be sufficient for the Company to obtain approval to market RMP-7 in Europe, or that the European regulatory bodies will not require additional clinical trials. In addition, there can be no assurance that the results of the United States Phase II trials will support the results of the European trials.

     To support the extensive clinical development of RMP-7, Alkermes formed and transferred substantially all of its rights to the receptor-mediated permeabilizer ("RMP") technology to Alkermes Clinical Partners, L.P. (the "Partnership"). The Company has the right to reacquire such technology by purchasing all of the limited partnership interests.

     Medisorb, the Company's third drug delivery system, is a proprietary technology for the stabilization and encapsulation of traditional, small molecule drugs in microspheres made of common medical polymers. In May 1996, Alkermes announced a collaboration with Janssen Pharmaceutica International ("Janssen") for the development of a Medisorb formulation of a Janssen proprietary product. Initial Phase I clinical trials of the Medisorb product candidate were completed in 1996. In October 1996, Alkermes announced an expansion of the Janssen collaboration.

     Alkermes' business strategy is to acquire and develop drug delivery systems to address significant new drug delivery opportunities arising in the pharmaceutical industry. This strategy has four key elements: (i) develop and acquire broadly applicable drug delivery systems and apply them to multiple pharmaceutical products; (ii) collaborate to develop and finance product candidates; (iii) apply drug delivery systems to both approved drugs and drugs in development; and (iv) establish independent product development capabilities.

     The Company was incorporated in Pennsylvania in 1987. The Company's principal executive offices are located at 64 Sidney Street, Cambridge, MA 02139 and its telephone number is (617) 494-0171.

                                  RISK FACTORS

     An investment in the Common Stock offered hereby involves a high degree of risk. In addition to the other information presented or referenced herein, the discussion of risk factors on pages 7 to 16 of this Prospectus should be considered carefully in evaluating an investment in the Common Stock.
-------------------------------------------------------------------------------

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                                  COMMON STOCK

Common Stock Outstanding as of January 9, 1997..............   18,543,309 shares
Common Stock to be Outstanding Assuming the sale of all of
  the Shares................................................   20,543,309 shares(1)
Nasdaq National Market Symbol...............................   ALKS

-------------------------------------------------------------------------------

                                  RISK FACTORS

     This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Important Factors Regarding Forward-Looking Statements."

     In addition to the other information included or incorporated by reference in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby.

UNCERTAINTIES RELATED TO CLINICAL TRIALS

     Before obtaining regulatory approvals for the commercial sale of each of its product candidates under development, Alkermes or its collaborators must demonstrate through preclinical testing and clinical trials that the product candidate is safe and efficacious. The results from preclinical testing and early clinical trials may not be predictive of results obtained in subsequent clinical trials, and there can be no assurance that the Company's or its collaborators' clinical trials will demonstrate the safety and efficacy of any product candidates necessary to obtain regulatory approval. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials. In addition, certain clinical trials are conducted with patients having the most advanced stages of disease. During the course of treatment, these patients often die or suffer other adverse medical effects for reasons that may not be related to the pharmaceutical agent being tested. Such events can adversely affect the statistical analysis of clinical trial results. For example, the Company's RMP-7 clinical trial results for patients with brain tumor may be adversely affected by the severity and advanced state of disease in participating patients.

     The risk and complexity of clinical trials of the Company's product candidates is increased by the use of other pharmaceuticals in combination with ProLease, RMP-7, and Medisorb, the Company's drug delivery technologies. Even if such other pharmaceutical has received approval by the United States Food and Drug Administration ("FDA") or other regulatory agencies, the outcome of clinical trials is dependent upon the performance of ProLease, RMP-7, or Medisorb in combination with the pharmaceutical agent.

     Moreover, drugs used with the drug delivery systems may not have been approved for the indication for which the Company is conducting clinical trials. For example, Alkermes is currently conducting Phase II clinical trials of RMP-7 administered in combination with the chemotherapeutic agent carboplatin in patients with recurrent malignant glioma. Carboplatin has not been approved for the treatment of this indication. No assurance can be given that the FDA will not require additional clinical trials to demonstrate the safety and efficacy of carboplatin in the treatment of brain tumor.

     The Company recently announced the results of two Phase II non-controlled, open label clinical trials in Europe. There can be no assurance that the results of the clinical trials will be sufficient for the Company to obtain approval to market RMP-7 in Europe, or that the European regulatory authorities will not require additional clinical trials. Phase II clinical trials are ongoing in the United States. There can be no assurance that the Company's United States Phase II clinical trials will be completed on a timely basis, if at all. In addition, no assurance can be given that the results of the Company's Phase II clinical trials in the United States or any other trials will support the results of the European trials or be sufficient for the Company to obtain approval to market RMP-7 in the United States, or that the FDA will not require additional clinical trials.

     The completion of clinical trials of the Company's product candidates may be delayed by many factors and there can be no assurance that delays or terminations will not occur. One such factor is the rate of enrollment of patients, which generally varies throughout the course of a clinical trial and which depends on the size of the patient population, the number of clinical trial sites, the proximity of patients to clinical trial sites, the eligibility criteria for the trial and the existence of competitive clinical trials. Neither the Company nor its collaborators can control the rate at which patients present themselves for enrollment, and there can be no assurance that the rate of patient enrollment will be consistent with the Company's expectations or be sufficient to enable clinical trials of the Company's product candidates to be completed in a timely manner. Any significant delays in, or termination of, clinical trials of the Company's product candidates would have a material adverse effect on the Company's business, financial condition and results of operations.

     There can be no assurance that Alkermes or its collaborators will be permitted by regulatory authorities to undertake additional clinical trials for any of its technologies, or that if such trials are conducted, any of the Company's product candidates will prove to be safe and efficacious or will receive regulatory approvals. Any delays in or termination of the Company's or its collaborator's clinical trial efforts would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Product Candidates in Development."

EARLY STAGE OF DEVELOPMENT; TECHNOLOGICAL UNCERTAINTY

     All of the Company's product candidates are in research or development. No significant revenues have been generated from product sales. In order to achieve profitability, Alkermes must successfully develop, commercialize, manufacture and market its products, either alone or in collaboration with others. Any products resulting from the Company's research and development programs may not be commercially available for several years, if at all.

     The development of new pharmaceutical products is highly uncertain and subject to a number of significant risks. Potential products that appear to be promising at early stages of development may not reach the market for a number of reasons. Such reasons include the possibilities that the potential products will be found ineffective or cause harmful side effects during preclinical testing or clinical trials, fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical, fail to achieve market acceptance, or be precluded from commercialization by proprietary rights of third parties.

     The Company's product candidates require significant additional research and development efforts. The Company's principal drug delivery systems, ProLease, RMP-7, and Medisorb, which have not yet been proven safe and effective in humans, target unsolved drug delivery problems. No assurance can be given that any of the Company's development programs will be successfully completed, that required regulatory approvals will be obtained on a timely basis, if at all, or that any products for which approval is obtained will be commercially successful. If any of the Company's development programs is not successfully completed, required regulatory approvals are not obtained, or products for which approvals are obtained are not commercially successful, the Company's business, financial condition and results of operations would be materially adversely affected. See "Business -- Product Candidates in Development."

NEED FOR ADDITIONAL FUNDING; UNCERTAINTY OF ACCESS TO CAPITAL

     Alkermes will require substantial additional funding in order to continue its research and product development programs and preclinical testing and clinical trials of its product candidates, for operating expenses, for the pursuit of regulatory approvals for its product candidates, and for establishing manufacturing and marketing capabilities. The Company's future capital requirements will depend on many factors, including continued scientific progress in its research and development programs, the magnitude of these programs, progress with preclinical testing and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patent claims, competing technological and market developments, the establishment of additional collaborative arrangements, the cost of manufacturing facilities and of commercialization activities and arrangements, and the cost of product in-licensing and any possible acquisitions. Although the Company believes that its cash reserves and other liquid assets, the net proceeds of this offering, funding that may be received from the Company's collaborators, and interest income earned will be adequate to satisfy its capital and operating requirements through 1998, there can be no assurance that these funds will be sufficient.

     Alkermes intends to seek additional funding through arrangements with corporate collaborators and through public or private sales of the Company's securities, including equity securities. In addition, the Company has obtained equipment, bank, and other loans and may continue to pursue opportunities to obtain additional debt financing in the future. There can be no assurance, however, that additional equity or debt funding will be available on reasonable terms, if at all. Any additional equity financing would be dilutive to the Company's shareholders. If adequate funds are not available, Alkermes may be required to curtail significantly one or more of its research and development programs and/or obtain funds through arrangements with collaborative partners or others that may require Alkermes to relinquish rights to certain of its technologies or product candidates.

     The Company's research and development of RMP-7 has been funded by the Partnership pursuant to a Product Development Agreement, dated as of March 6, 1992, between Alkermes and the Partnership (the "Product Development Agreement"). Such funding, which ended as of June 30, 1996, was not sufficient to complete clinical trials and obtain regulatory approval of RMP-7. As a result, Alkermes has used and intends to continue to use its own resources to develop RMP-7, but may be forced to seek alternative sources of funding, including additional collaborators. The Company has the option to purchase the Partnership interests for cash or stock (the "Purchase Option"). This option will terminate in the event the Company ceases funding the development of RMP-7. If the Company elects to exercise its option to purchase the Partnership interests for cash, the Company will be required to make a substantial cash payment. The Company would be required to seek additional capital for such a payment and there is no assurance that it would be able to obtain such capital on attractive terms or at all. If Alkermes does not purchase the partnership interests of the limited partners it may not recoup any investment made by it in the development of RMP-7. See "-- Rights to RMP Technology; Effect of Exercise of the Partnership Purchase Option."

DEPENDENCE ON COLLABORATORS; POTENTIAL CONFLICTS OF INTEREST

     The Company's strategy for research, development and commercialization of its product candidates is to rely, in part, upon various corporate collaborators and licensors and will in some cases be dependent upon these outside parties to conduct preclinical testing and clinical trials, and to provide adequate funding for the Company's development programs. The Company has established several collaborative arrangements with pharmaceutical companies including Genentech, Schering-Plough, and Johnson & Johnson with respect to its ProLease technology, with the Partnership with respect to its RMP-7 technology, and with Janssen with respect to its Medisorb technology. The collaboration and license agreements may be terminated in some cases at the discretion of the Company's collaborators with only limited notice to the Company. See "Business -- Collaborative Arrangements."

     Neither ProLease nor Medisorb is an independently commercializable technology. Both technologies are dependent on therapeutic products from third parties, which may require licensing, collaboration or other arrangements. There can be no assurance that the Company will be able to negotiate acceptable additional collaborative arrangements that the Company deems necessary to develop or commercialize its product candidates. Even if the Company is able to negotiate acceptable new collaborative arrangements, there can be no assurance that such arrangements or the Company's existing collaborations will be completed or will be successful or that the Company will realize any revenues pursuant to such arrangements.

     Alkermes is currently conducting clinical trials of RMP-7 with carboplatin in patients with brain tumor. If RMP-7 continues to proceed satisfactorily in its development, the Company's strategy is to expand the applications of RMP-7 to different drugs and diseases in part through collaborations with pharmaceutical companies. There can be no assurance that such collaborations will be completed or will be successful or that the Company will be able to do so on favorable terms or realize any revenues resulting from them. The Company's failure to enter into such collaborations could have a material adverse effect on the development of RMP-7.

     The amount and timing of resources which the parties to collaborative arrangements with the Company devote to these activities is not within the control of the Company. If any of the Company's collaborators breaches or terminates its agreement with the Company or otherwise fails to conduct its collaborative activities in a timely manner, the development or commercialization of the product candidate or research program under such collaborative agreement may be delayed, and the Company may be required to devote unforeseen additional resources to such development or commercialization, or terminate such programs. The termination of collaborative arrangements could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that disputes will not arise in the future with respect to the ownership of rights to any technology developed with third parties. These and other possible disagreements between collaborators and the Company could lead to delays in the collaborative research, development or commercialization of certain product candidates, or could require or result in litigation or arbitration, which would be time consuming and expensive and would have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, Alkermes' collaborators may develop, either alone or with others, products that compete with the development and marketing of the Company's product candidates. Competing products, either developed by the Company's collaborators or to which the collaborators have rights, may result in the Company's collaborators withdrawing research, development or marketing support with respect to all or a portion of the Company's technology, which would have a material adverse effect on the Company's business, financial condition and results of operations.

HISTORY OF LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY

     Alkermes has had net operating losses since its inception in 1987. At December 31, 1996, the Company's accumulated deficit was approximately $115.0 million. The Company's losses have resulted principally from costs incurred in research and development, including clinical trials, the purchase of in-process research and development, and from general and administrative costs associated with the Company's operations. These costs have exceeded the Company's revenues, which to date have been generated almost entirely from the Partnership, collaboration and development agreements, research grants, and interest income. Alkermes expects to incur substantial additional and increasing operating expenses over the next several years as its research and development and clinical trial activities accelerate and as manufacturing scale-up occurs. To the extent that the Company is unable to obtain third-party funding for such expenses, the Company expects that such increased expenses will result in increased losses from operations. Alkermes does not expect to generate significant revenues from the sale of products, if any, for several years. The Company's future profitability depends in part on the Company and its collaborators obtaining regulatory approval for products, entering into agreements for product development and commercialization and developing the capacity, or entering into agreements, for the manufacture, and marketing of any products. There can be no assurance that Alkermes or its collaborators will obtain required regulatory approvals, or successfully develop, commercialize, manufacture, and market product candidates or that the Company will ever achieve significant product revenues or profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

LIMITED MANUFACTURING EXPERIENCE; RELIANCE ON THIRD-PARTY MANUFACTURING

     Alkermes has completed construction of an in-house pilot production facility which has been validated by the Company for manufacturing in accordance with Good Manufacturing Practices ("GMP") regulations promulgated by the FDA. The facility is being used to manufacture product candidates incorporating its ProLease sustained-release delivery system for clinical trials. This facility is not capable of manufacturing products on a commercial scale. In connection with its March 1996 acquisition of certain Medisorb assets and technology, Alkermes acquired a 14,000 square foot manufacturing facility in Wilmington, Ohio at which it is manufacturing a Medisorb product candidate for Janssen for clinical trials. Alkermes has no other experience, however, in manufacturing or in conducting the testing programs required to obtain regulatory approvals. The manufacture of ProLease and Medisorb products on a commercial scale would require significant start-up expenses and expansion of facilities and personnel, and no assurance can be given that Alkermes can develop such manufacturing capability on a timely basis, if at all.

     The manufacture of the Company's products for clinical trials and commercial purposes is subject to GMP and other federal regulations. The Company has never operated an FDA-approved manufacturing facility, and there can be no assurance that it will obtain necessary approvals for commercial manufacturing.

     Alkermes relies on a third party to manufacture RMP-7 for use in clinical trials and expects to rely on such third party for commercial sales, if any. There can be no assurance that this manufacturer will continue to meet the Company's requirements for quality, quantity and timeliness, or that Alkermes would be able to find alternative manufacturers, if necessary.

     If Alkermes is not able to develop manufacturing capacity and experience or to continue to contract for manufacturing capabilities on acceptable terms, its ability to conduct preclinical testing and clinical trials will be compromised, and delays in obtaining regulatory approvals may result, as well as commercial sales if approvals are obtained. Such delays would materially adversely affect the Company's competitive position and its business, financial condition, and results of operations. See "Business -- Manufacturing."

RIGHTS TO RMP TECHNOLOGY; EFFECT OF EXERCISE OF THE PARTNERSHIP PURCHASE OPTION

     Alkermes has transferred to the Partnership substantially all of its technology and commercial rights relating to RMP technology. Under the Product Development Agreement with the Partnership, Alkermes performs research and development with respect to such technology on behalf of the Partnership. There can be no assurance that disputes will not arise with the Partnership over the ownership of rights to any technology that may be developed by Alkermes pursuant to such agreement. In addition, there can be no assurance that conflicts of interest between the Company and the Partnership will not arise in relation to rights to ownership of the technology or termination of research or marketing programs.

     The Purchase Option will terminate in the event the Company ceases funding the development of RMP-7. There can be no assurance that the Purchase Option will not terminate because the Company fails to exercise the Purchase Option or otherwise. If the Purchase Option terminates, the Company will have no rights to the RMP technology or products developed on behalf of the Partnership in the United States and Canada.

     If the Company exercises the Purchase Option, it will be required to make a substantial cash payment or to issue shares of Common Stock. A payment in cash could have a material adverse effect on the Company's capital resources. A payment in shares of Common Stock could result in a substantial decrease in the percentage ownership of the Company by its then-existing shareholders and could negatively affect the market price of the Common Stock. The exercise of the Purchase Option may require Alkermes to record a significant charge to earnings for the purchase of in-process research and development. If Alkermes acquires rights to RMPs pursuant to the Purchase Option, the Company will have continuing obligations to pay royalties pursuant to the Product Development Agreement. See "Business -- Collaborative Arrangements -- Alkermes Clinical Partners, L.P."

TECHNOLOGICAL CHANGE AND COMPETITION

     The biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. Alkermes will continue to face intense competition in the development and marketing of its product candidates from academic institutions, government agencies, research institutions, biotechnology and pharmaceutical companies, including its collaborators, and drug delivery companies. Competition may arise from other drug delivery technologies, methods of preventing or reducing the incidence of disease, including vaccines, and new small-molecule or other classes of therapeutic agents that do not require the assistance of a drug delivery system. There can be no assurance that developments by others will not render the Company's product candidates or technologies obsolete or noncompetitive or that the Company's collaborators will not choose to use competing drug delivery methods. In addition, if Alkermes receives regulatory approvals for products, manufacturing efficiency and marketing capabilities are likely to be significant competitive factors. At the present time, Alkermes has no sales force or marketing or commercial manufacturing experience. In addition, many of the Company's competitors and potential competitors have substantially greater capital resources, manufacturing and marketing experience, research and development resources, and production facilities than does Alkermes. Many of these competitors also have significantly greater experience than does Alkermes in undertaking preclinical testing and clinical trials of new pharmaceutical products and obtaining FDA and other regulatory approvals. See "Business -- Collaborative Arrangements" and
"-- Competition."

     With respect to RMP-7, the Company believes that there are currently no products approved by the FDA or other regulatory authorities for increasing the permeability of the blood-brain barrier. There are however many novel experimental therapies being tested in the United States and Europe. With respect to ProLease and Medisorb, the Company is aware that there are other companies developing sustained-release delivery systems for pharmaceutical products. In addition, other companies are developing new chemical entities which, if developed successfully, could compete against sustained-release formulations of products of the Company's collaborators. These chemical entities are being designed to have different mechanisms of action or improved safety and efficacy. In addition, Alkermes' collaborators may develop, either alone or with others, products that compete with the development and marketing of the Company's product candidates.

     There can be no assurance that the Company will be able to compete successfully with such companies. The existence of products developed by the Company's competitors, or other products or treatments of which the Company is not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of products developed by the Company.

UNCERTAINTY REGARDING PATENTS AND PROPRIETARY RIGHTS

     The Company's success will be dependent, in part, on obtaining patent protection for its product candidates and those of its collaborators, maintaining trade secret protection and operating without infringing upon the proprietary rights of others.

     The Company is aware of several United States patents issued to third parties containing claims which could be construed to cover some of the Company's product candidates utilizing its ProLease, RMP-7 and Medisorb delivery systems. In one case, the Company has received a letter from the owner of a patent asking the Company to compare the Company's Medisorb technology disclosed in a published international patent application with such owner's patented technology. The Company believes, based on opinions obtained from its patent counsel, that the manufacture, use, offer for sale or sale of its ProLease, RMP-7 or Medisorb product candidates would not infringe any valid claim of any of the issued United States patents. However, there can be no assurance that the claims of the issued United States patents are not infringed by the proposed manufacture, use, offer for sale, or sale of these products by the Company or its collaborators. There can be no assurance that a third party will not file an infringement action, or that the Company would prevail in any such action. There can be no assurance that the cost of defending an infringement action would not be substantial and would not have a material adverse effect on the Company's business, financial condition and results of operations. The Company is also aware of patent applications filed by third parties in the United States and in various foreign countries which may cover some of the Company's product candidates utilizing its ProLease, RMP-7 or Medisorb delivery systems. Patents may issue from these applications which could preclude the Company from manufacturing, using, offering for sale or selling some of its ProLease, RMP-7 or Medisorb product candidates. Furthermore, there can be no assurance that any licenses under such patents would be made available on commercially viable terms, if at all. Failure to obtain any required license could prevent the Company from commercializing one or more of its products.

     The patent positions of pharmaceutical, biopharmaceutical and biotechnology firms, including Alkermes, are generally uncertain and involve complex legal and factual questions. In addition, there can be no assurance that the Company's or its licensors' current patent applications will be allowed or that the claims of any patents issued to Alkermes or its licensors (in connection with either the Company's product candidates or the Partnership's product candidate, or both) will be sufficiently broad to protect the Company's or the Partnership's technology or to provide Alkermes or the Partnership with any competitive advantages. Moreover, no assurance can be given that patents issued to Alkermes (in connection with either the Company's product candidates or the Partnership's product candidate, or both), or its respective licensors, if any, will not be contested, narrowed, invalidated or circumvented. In addition, if Alkermes or the Partnership is required to bring or defend against a charge of patent infringement or to protect its own proprietary rights against third parties, substantial costs could be incurred.

     In the future, Alkermes may be required to obtain additional licenses to patents or other proprietary rights of third parties. There can be no assurance that any such licenses will be available on acceptable terms, if at all, and failure to obtain such licenses could result in delays in marketing the Company's products or the inability to proceed with the development, manufacture or sale of product candidates requiring such licenses.

     The Company also relies upon unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain its competitive position which it seeks to protect, in part, by confidentiality agreements with its corporate partners, collaborators, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently discovered by competitors. See "Business -- Patents and Proprietary Rights."

GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY APPROVAL

     The Company's research and preclinical testing and clinical trials of its product candidates are, and the manufacturing and marketing of its products will be, subject to extensive and rigorous regulation by numerous governmental authorities in the United States and in other countries where the Company intends to test and market its product candidates.

     Prior to marketing, any product candidate developed by Alkermes or its collaborators must undergo an extensive regulatory approval process, which includes preclinical testing and clinical trials of such product candidate to demonstrate safety and efficacy. This regulatory process can require many years and the expenditure of substantial resources. Data obtained from preclinical testing and clinical trials are subject to varying interpretations, which can delay, limit or prevent FDA approval. In addition, changes in FDA approval policies or requirements may occur or new regulations may be promulgated which may result in delay or failure to receive FDA approval. Similar delays or failures may be encountered in foreign countries. Delays and costs in obtaining regulatory approvals would have a material adverse effect on the Company's business, financial condition and results of operations.

     There can be no assurance that RMP-7 used in conjunction with any pharmaceuticals, ProLease or Medisorb formulations or any other product candidate developed by Alkermes or its collaborators will receive manufacturing and marketing approval in the United States or any foreign country on a timely basis, if at all. In the case of RMP-7, the Company must obtain FDA approval for RMP-7 for use in conjunction with a pharmaceutical agent. The Company is in clinical trials with RMP-7 for use in conjunction with carboplatin in the treatment of brain tumor. Carboplatin has not been approved for this specific use and there can be no assurance that it or any other pharmaceutical agent to be used with RMP-7 will receive regulatory approval. In the case of ProLease and Medisorb, the Company or its collaborators must obtain FDA approval for each formulation even if the pharmaceutical included in the formulation has received FDA approval as a standalone product. There can be no assurance that any such formulation will receive FDA approval. If any product were approved, there can be no assurance that any such product would be capable of being produced in commercial quantities at reasonable costs and successfully marketed. In addition, if regulatory approval of any product is granted, it may entail limitations on the uses for which the product may be marketed. Even if regulatory approval is obtained, any marketed drug and its manufacturer are subject to continual review and any discovery of previously unrecognized problems with a product or manufacturer could result in restrictions on the product, including withdrawal of the product from the market. See "Business -- Government Regulation."

UNCERTAINTY OF PHARMACEUTICAL PRICING AND REIMBURSEMENT

     The Company's business may be materially adversely affected by the continuing efforts of government and third-party payors to contain or reduce the costs of health care through various means. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, there have been, and the Company expects that there will continue to be, a number of federal and state proposals to implement similar government control. In addition, an increasing emphasis on managed care in the United States has and will continue to put pressure on pharmaceutical pricing. Such initiatives and proposals, if adopted, could decrease the price that the Company receives for any products it may develop and sell in the future and thereby have a material adverse effect on the Company's business, financial condition and results of operations. Further, to the extent that such proposals or initiatives have a material adverse effect on other pharmaceutical companies that are collaborators or prospective collaborators for certain of the Company's potential products, the Company's ability to commercialize its potential products may be adversely affected.

     The Company's ability to commercialize pharmaceutical products may depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health insurers, and other third-party payors. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and third-party payors are increasingly challenging the prices charged for medical products and services. There can be no assurance that any third-party insurance coverage will be available to patients for any products developed by the Company. Government and other third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products, and by refusing, in some cases, to provide coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. If adequate coverage and reimbursement levels are not provided by government and third-party payors for the Company's products, the market acceptance of these products would be adversely affected.

NO MARKETING OR SALES EXPERIENCE

     Alkermes currently has no experience in marketing or selling pharmaceutical products. In order to achieve commercial success for any product candidate approved by the FDA, Alkermes must either develop a marketing and sales force or enter into arrangements with third parties to market and sell its products. There can be no assurance that Alkermes will successfully develop such experience or that it will be able to enter into marketing and sales agreements with others on acceptable terms, if at all. If the Company develops its own marketing and sales capability, it will compete with other companies that currently have experienced and well funded marketing and sales operations. To the extent that the Company enters into co-promotion or other sales and marketing arrangements with other companies, any revenues to be received by Alkermes will be dependent on the efforts of others and there can be no assurance that such efforts will be successful.

PRODUCT LIABILITY EXPOSURE

     The use of the Company's product candidates in clinical trials and the sale of any resulting products may expose Alkermes to liability claims resulting from the use of such product candidates or products. These claims might be made directly by consumers or by pharmaceutical companies or others selling such products. While Alkermes has obtained product liability insurance which it deems appropriate for its current stage of development, there can be no assurance that such insurance will be sufficient to satisfy any liabilities that may arise. The Company's existing coverage will not be adequate as the Company's product development activities progress. There can be no assurance that adequate insurance coverage will be available in the future at an acceptable cost, if at all. An inability to obtain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims could prevent or limit the commercialization of any products by the Company. In addition, there can be no assurance that any product liability claims will not have a material adverse effect on the business, financial condition and results of operations of Alkermes.

RESTRICTIVE LOAN COVENANTS

     The Company's loan agreements contain certain restrictive financial covenants that require the Company to maintain minimum levels of working capital, net worth and liquid assets. Under the terms of one loan agreement, the Company is required to maintain an unencumbered balance of cash and permitted investments of at least $12.5 million and a ratio of unencumbered cash and permitted investments to indebtedness of 2.0 to 1.0. The second loan agreement requires the Company to maintain a net worth of not less than $20.0 million, a maximum ratio of total liabilities to net worth of 0.5 to 1.0, a minimum current ratio of 2.0 to 1.0 and a minimum unencumbered balance of cash and permitted investments equal to the greater of (i) $20.0 million, (ii) the Company's projected cash loss over the next 14 months and (iii) an amount equal to the Company's cash loss for the previous six months multiplied by 2.33. Upon the breach of any of these financial covenants or the occurrence of any other event of default under this second loan agreement, the Company will be required to deposit an amount equal to the then outstanding principal balance of the loan plus three months interest into a restricted account at the bank. In addition, the bank will have the right to liquidate such account and apply the proceeds to repayment of the loan if the Company's unencumbered cash and investment balance falls below $5.0 million. Upon the breach of any of these covenants or the occurrence of any other event of default under the loan agreements, the Company's business, financial condition and results of operations could be materially adversely affected.

FUTURE SALES OF COMMON STOCK BY CERTAIN SHAREHOLDERS; POTENTIAL ADVERSE EFFECT ON MARKET PRICE OF COMMON STOCK

     As of January 9, 1997, 2,021,359 shares of Common Stock were issuable upon the exercise of outstanding stock options and vesting of outstanding restricted stock awards and 1,388,308 shares of Common Stock were issuable upon the exercise of outstanding warrants. The issuance of Common Stock upon exercise of such stock options and warrants and the vesting of awards, as well as future sales of such Common Stock or of shares of Common Stock by existing shareholders, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. The foregoing shares will be freely tradeable upon issuance.

     Alkermes has issued to Genentech a Convertible Promissory Note, dated January 31, 1995, in the principal amount of $3.5 million. The Note provides that Alkermes has the option to convert the outstanding balance of the Note, together with accrued and unpaid interest thereon, into shares of Common Stock. Under certain circumstances, Genentech also has the right to convert the Note into shares of Common Stock and to demand that the Common Stock be registered. The Company's issuance of Common Stock, whether or not registered, upon exercise by Alkermes or Genentech of its conversion rights, the perception that such conversion could occur, the sale of such shares by Genentech, or the perception that such sale could occur, could adversely affect the market price of the Common Stock. See "Business -- Collaborative Arrangements -- Genentech, Inc."

     In addition, in July 1995, Alkermes received certain prepaid royalties from Schering-Plough pursuant to their amended Development and License Agreement. Schering-Plough is entitled to terminate such Agreement under certain circumstances, in which event Alkermes will be required to repay the prepaid royalties with interest, either in cash or in Common Stock, at the Company's election. Any Common Stock issued to Schering-Plough must be freely resalable. The Company's issuance of Common Stock to Schering-Plough in repayment of the prepaid royalties, the perception that it may do so, the sale of such shares by Schering-Plough, or the perception that such sale could occur could adversely affect the market price of the Common Stock. See "Business -- Collaborative Arrangements -- Schering-Plough Corporation."

VOLATILITY OF COMMON STOCK PRICE

     The market prices for securities of biotechnology and pharmaceutical companies, including Alkermes, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new therapeutic products by the Company or others, clinical trial results, developments concerning agreements with collaborators, governmental regulation, developments in patent or other proprietary rights, public concern as to the safety of drugs developed by the Company or others, future sales of substantial amounts of Common Stock by existing shareholders and general market conditions can have an adverse effect on the market price of the Common Stock. In particular, the realization of any of the risks described in these "Risk Factors" could have a dramatic and adverse impact on such market price. See "Price Range of Common Stock."

ANTI-TAKEOVER PROVISIONS

     The Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"), contains certain provisions which could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contests involving the Company, even if such transaction would be beneficial to the interests of the shareholders, or could discourage a third party from attempting to acquire control of the Company. For example, the Board of Directors may, in considering the best interests of the corporation or the effects of any action, consider the interests of shareholders, employees, customers, creditors and the community where the corporation is located, as well as long-term and short-term interests of the corporation. Moreover, when a shareholder's voting power reaches certain thresholds, among other consequences, its voting power is removed, its ability to enter into certain business transactions with the Company is limited, it may be required to pay fair value to certain existing shareholders, and it will be required to disgorge any profits in the sale, if any, of the Company's securities within certain time periods.

     The Company's Second Amended and Restated Articles of Incorporation, as amended, also contain certain provisions which could have a similar effect. For example, the Company has authorized 5,000,000 shares of Capital Stock, which the Company could issue without further shareholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The Company has no current plans to issue any Capital Stock.

DILUTION; NO DIVIDENDS

     Upon purchase of Common Stock, investors will experience substantial dilution in the net tangible book value of the Common Stock they acquire. See "Dividend Policy." Based on the net tangible book value of the Common Stock at December 31, 1996, such dilution in net tangible book value would be $18.50 per share. See "Dilution."

     Alkermes has not paid cash dividends on the Common Stock and does not expect to do so in the foreseeable future.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Shares.

                                DIVIDEND POLICY

     The Company has not paid any dividends since its inception and does not anticipate paying any dividends in the foreseeable future.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "ALKS." The following table sets forth, for the calendar periods indicated, the range of high and low sale prices for the Company's Common Stock on the Nasdaq National Market.

                                                                          HIGH       LOW
                                                                          -----     -----
    1994
      First Quarter.....................................................  $ 9 3/4   $ 6 7/8
      Second Quarter....................................................    7 3/8     3 3/4
      Third Quarter.....................................................    4 5/8     2 7/8
      Fourth Quarter....................................................    3 3/4     1 7/8

    1995
      First Quarter.....................................................    3 3/8     1 15/16
      Second Quarter....................................................    4 1/2     2 5/8
      Third Quarter.....................................................    9 1/4     3 5/8
      Fourth Quarter....................................................    8 5/8     5 3/4

    1996
      First Quarter.....................................................   11 1/4     7 1/8
      Second Quarter....................................................   17         8 1/2
      Third Quarter.....................................................   16 1/8     8 1/2
      Fourth Quarter....................................................   25 1/2    11 7/8

    1997
      First Quarter (through January 15, 1997)..........................   28 3/8    21 1/4

     As of January 9, 1997, there were 608 holders of record of the Common Stock. On January 15, 1997, the last sale price reported on the Nasdaq National Market for the Company's Common Stock was $22.125 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents selected consolidated financial data for Alkermes, Inc. and subsidiaries. The selected financial data for each of the years ended March 31, 1992, 1993, 1994, 1995 and 1996 have been derived from the Company's Consolidated Financial Statements. The selected data for each of the nine month periods ended December 31, 1995 and 1996 have been derived from the Company's unaudited Consolidated Financial Statements, which reflect in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for such periods. The results for the nine month period ended December 31, 1996 are not necessarily indicative of results for the full year. The selected financial data should be read in conjunction with the Company's Consolidated Financial Statements incorporated herein by reference and "Management's Discussion and Analysis of Financial Condition and Results of Operations." See "Incorporation of Certain Information by Reference."

                                                                                                NINE MONTHS
                                                                                                   ENDED
                                                  YEAR ENDED MARCH 31,                          DECEMBER 31,
                                ---------------------------------------------------------    ------------------
                                 1992        1993          1994        1995        1996       1995       1996
                                -------    --------      --------    --------    --------    -------   --------
                                          (in thousands, except per share data)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Research and development
  revenue under collaborative
  arrangements................  $   220    $    388      $    361    $  3,049    $  2,849    $ 1,773   $ 10,828
Research and development
  revenue under collaborative
  arrangement with related
  party.......................       --       9,109         7,450       9,277      11,183      7,898      1,415
Interest income...............    1,436       2,309         1,649       1,577       1,887      1,360      1,764
                                -------    --------      --------    --------    --------    -------   --------
Total revenues................    1,656      11,806         9,460      13,903      15,919     11,031     14,007
Research and development
  expenses....................    7,005      16,709        20,480      18,955      21,586     14,913     21,214
Net loss......................  $(8,052)   $(40,147)(1)  $(17,275)   $(11,904)   $(13,747)   $(8,201)  $(13,970)
                                =======    ========      ========    ========    ========    =======   ========
Net loss per share............  $ (0.98)   $  (3.77)(1)  $  (1.29)   $  (0.88)   $  (0.93)   $ (0.57)  $  (0.77)
                                =======    ========      ========    ========    ========    =======   ========
Weighted average shares
  outstanding.................    8,193      10,653        13,362      13,535      14,775     14,387     18,076

                                                        MARCH 31,
                                ---------------------------------------------------------       DECEMBER 31,
                                 1992        1993          1994        1995        1996             1996
                                -------    --------      --------    --------    --------    ------------------
                                                     (in thousands)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents and
  short-term investments......  $45,679    $ 32,859      $ 27,948    $ 21,351    $ 32,374        $  42,675
Total assets..................   55,706      54,025        46,322      36,708      45,752           57,611
Long-term debt, less current
  portion.....................      244       2,149         6,598       8,376       9,876           11,611
Accumulated deficit...........  (17,974)    (58,120)      (75,395)    (87,300)   (101,047)        (115,017)
Shareholders' equity..........   54,187      47,731        31,874      21,163      23,513           33,490

---------------

(1) Includes a one-time non-cash charge of $31,281,595 for the purchase of in-process research and development as a result of the Company's acquisition of the ProLease technology.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     Alkermes is applying the tools of biotechnology to the development of sophisticated proprietary drug delivery systems. The Company is developing product candidates based on three independent drug delivery technologies:
ProLease, which is designed to enable single injections lasting from a few days to several months to be made of proteins or peptides otherwise given by more frequent injection; RMP-7, which is designed to enable increased drug delivery to the brain by transiently opening the blood-brain barrier; and Medisorb, which extends Alkermes' technology for injectable sustained release and is designed for more traditional pharmaceutical compounds.

     Since its inception in 1987, the Company has devoted substantially all of its resources to its research and development programs. Alkermes has not received any revenue from the sales of products. The Company has been unprofitable since inception and expects to incur substantial additional operating losses over the next several years. At December 31, 1996, the Company had an accumulated deficit of approximately $115.0 million.

     The Company has funded its operations primarily through public offerings and private placements of equity securities, bank loans and payments under research and development agreements with collaborators, including the Partnership, a research and development limited partnership whose operations commenced in April 1992. Funding from the Partnership ended as of June 30, 1996. The Company intends to develop its product candidates in collaboration with others on whom the Company will rely for funding, development, manufacturing and/or marketing.

IMPORTANT FACTORS REGARDING FORWARD-LOOKING STATEMENTS

     Some of the information presented in this Prospectus constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results of the Company's development activities and its results of operations will not differ materially from its expectations. Factors which could cause actual results to differ from expectations include, among others (i) the Company and its collaborators could not be permitted by regulatory authorities to undertake additional clinical trials for ProLease, RMP-7 or Medisorb or clinical trials could be delayed; (ii) product candidates could be ineffective or unsafe during clinical trials; (iii) the Company's collaborators could elect to terminate or delay development programs; (iv) the Company could incur difficulties or set-backs in obtaining the substantial additional funding required to continue research and development programs and clinical trials; and
(v) even if product candidates appear promising at an early stage of development, product candidates could fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical, fail to achieve market acceptance, be precluded from commercialization by proprietary rights of third parties or experience substantial competition in the marketplace.

RESULTS OF OPERATIONS

  THREE AND NINE MONTHS ENDED DECEMBER 31, 1996 AND 1995

     Revenues

     The Company's research and development revenue under collaborative arrangement with related party for the three and nine months ended December 31, 1996 was zero and $1,415,313 compared to

$2,679,595 and $7,898,348 for the corresponding periods of the prior year. This revenue was received from the Partnership under a product development agreement for RMP-7 entered into in March 1992. The decrease in such revenue for the three and nine months ended December 31, 1996 as compared to the corresponding periods of the prior year was a result of the completion of the funding pursuant to the product development agreement during the quarter ended June 30, 1996. Since the completion of funding from the Partnership, Alkermes has used its own resources, and intends to continue to use its own resources, to develop RMP-7. The Company's research and development revenue under collaborative arrangements for the three and nine months ended December 31, 1996 was $4,913,099 and $10,827,964 compared to $374,525 and $1,772,624 for the corresponding periods of the prior year. The increase in such revenue for the three and nine months ended December 31, 1996 as compared to the corresponding periods of the prior year was mainly a result of the funding and milestones earned under new or expanded collaborative agreements related to the Company's ProLease and Medisorb technologies.

     Operating Expenses

     The Company's total operating expenses were $9,741,735 and $27,977,248 for the three and nine months ended December 31, 1996 as compared to $6,442,203 and $19,232,404 for the three and nine months ended December 31, 1995. Research and development expenses for the three and nine months ended December 31, 1996 were $7,657,829 and $21,213,773 compared to $4,873,939 and $14,913,361 for the corresponding periods of the prior year. The increase in research and development expenses for the three and nine months ended December 31, 1996 as compared to the three and nine months ended December 31, 1995 was mainly the result of salary and related benefits and other operating costs associated with the acquisition of the Medisorb technology and certain related assets in March 1996. During the three and nine months ended December 31, 1996, there was also an increase in purchases of lab supplies and clinical expenses related primarily to the Company's ProLease, RMP-7, and Medisorb programs, partially offset by a reduction in the preclinical costs of the Company's RMP-7 program which were completed during the prior year.

     General and administrative expenses for the three and nine months ended December 31, 1996 were $1,683,749 and $5,753,367 compared to $1,305,913 and
$3,601,825 for the corresponding periods of the prior year. The increase in the three and nine months ended December 31, 1996 as compared to the three and nine months ended December 31, 1995 was mainly the result of salary and related benefits and other operating costs associated with the acquisition of the Medisorb technology and certain related assets in March 1996 as well as an increase in patent legal costs. In addition, there were non-cash charges related to the write-down of the Company's investment in the Partnership in the three months ended June 30, 1996.

     The Company does not believe that inflation and changing prices have had a material impact on its results of operations.

     Interest Income

     Interest income for the three and nine months ended December 31, 1996 was $591,945 and $1,763,905 compared to $616,268 and $1,360,283 for the corresponding periods of the prior year. The decrease in the revenue for the three months ended December 31, 1996 as compared to the corresponding period of the prior year was mainly a result of a decrease in interest rates during the past quarter as compared to the same quarter last year. The increase in such revenue for the nine months ended December 31, 1996 as compared to the corresponding period of the prior year was primarily a result of the investment of the net proceeds of approximately $22,935,000 received upon the consummation of a public offering of the Company's Common Stock in May 1996.

  FISCAL YEARS ENDED MARCH 31, 1996, 1995 AND 1994

     Revenues

     The Company's research and development revenue under collaborative arrangement with related party was $11,182,741, $9,277,371 and $7,449,700 for the fiscal years ended in 1996, 1995 and 1994, respectively. This revenue was received from the Partnership under a product development agreement entered into in March 1992. The increase in such revenue for fiscal 1996 as compared to fiscal 1995 and for fiscal 1995 as compared to fiscal 1994 was a result of increased reimbursable costs incurred by the Company pursuant to such product development agreement. The Company's research and development revenue under collaborative arrangements was $2,848,510, $3,049,106 and $361,920 for the fiscal years ended in 1996, 1995 and 1994, respectively. The decrease in such revenue for fiscal 1996 as compared to fiscal 1995 was primarily a result of the completion of the feasibility phase of a collaborative agreement with Boehringer Mannheim GmbH, partially offset by an expanded collaboration with Schering-Plough. The increase in such revenue for fiscal 1995 as compared to fiscal 1994 was primarily a result of research and development performed under such agreement with Boehringer Mannheim GmbH.

     Operating Expenses

     The Company's total operating expenses were $29,665,610 for the fiscal year ended in 1996 as compared to $25,807,424 and $26,735,558 for the fiscal years ended in 1995 and 1994, respectively. The Company recorded a $750,000 nonrecurring charge in March 1996 for Medisorb technology purchased but not yet commercially viable. The Company's research and development expenses were $21,586,316 for the fiscal year ended in 1996 compared to $18,955,347 and $20,479,682 for the fiscal years ended in 1995 and 1994, respectively. The increase for fiscal 1996 as compared to fiscal 1995 was mainly the result of an increase in the purchase of lab supplies and preclinical and clinical expenses related primarily to the Company's RMP-7 and ProLease programs. The decrease for fiscal 1995 as compared to fiscal 1994 was mainly the result of the Company's decision in September 1994 to focus on its two principal technologies, RMP-7 and ProLease, as well as the completion of certain preclinical and clinical studies and a bulk product purchase of RMP-7 during fiscal year 1994. Included in fiscal 1994 is a payment of $550,000 related to the Company's now terminated collaboration with Cortex Pharmaceuticals, Inc.

     General and administrative expenses were $6,285,700, $5,104,062 and $5,921,572 for the fiscal years ended in 1996, 1995 and 1994, respectively. The increase for fiscal 1996 as compared to fiscal 1995 was primarily the result of non-cash charges related to the write-down of the Company's investments in the Partnership and an increase in patent legal costs and other legal costs associated with financing and other transactions. The decrease for fiscal 1995 as compared to fiscal 1994 was primarily the result of a reduction of non-cash compensation charges relating to the grant of certain stock options and awards made, which was partially offset by now accounting for the Company's investment in the Partnership under the equity method of accounting.

     The Company does not believe that inflation and changing prices has had a material impact on its consolidated results of operations.

     Interest Income

     Interest income was $1,887,275, $1,576,794 and $1,648,833 for the fiscal years ended in 1996, 1995 and 1994, respectively. The increase in such revenue for fiscal 1996 as compared to fiscal 1995 was primarily a result of the investment of the net proceeds of approximately $14,800,000 received upon the consummation of the public offering of the Company's Common Stock in September and October 1995, as well as funds received from other financing arrangements completed during fiscal 1996. The decrease in fiscal 1995 as compared to fiscal 1994 was mainly a result of decreased cash, cash equivalents and investments due to negative cash flow resulting from continued research and development and other expenditures. Such decrease was partially offset by an increase in interest rates during fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1996, the Company had current assets totaling $46,937,592, primarily consisting of $210,783 in cash and cash equivalents and $42,464,335 in government obligations having a maturity of less than one year, and current liabilities of $6,207,188. The Company's short-term investment objectives are, first, to assure conservation of principal, and second, to obtain investment income. As a result, the Company invests primarily in high grade government or government-backed securities.

     During the three months ended December 31, 1996, the Company announced three new or expanded collaborative agreements. Development funding and milestone payments to Alkermes for these phases of the collaborations could exceed $60 million, assuming the development of the product candidates proceed as planned.

     In September 1996, the Company amended its loan with an existing bank and increased the principal amount of the loan by $5,000,000, securing the existing and the additional principal amounts with a building and the real property pursuant to a mortgage and certain of the Company's equipment pursuant to a security agreement.

     In May 1996, the Company completed a public offering of 2,300,000 shares of its Common Stock at $10 per share. Net proceeds to the Company were approximately $22,935,000.

     The Company's research and development costs to date have been financed primarily by sales of equity securities and research and development collaborative arrangements. The Company expects to incur significant research and development and other costs, including costs related to preclinical studies, clinical trials and facilities expansion. The research and development revenue from the Partnership ended during the quarter ended June 30, 1996. Such funding was not sufficient to complete clinical trials and seek regulatory approval of RMP-7. Since the completion of funding from the Partnership, Alkermes has used its own resources, and intends to continue to use its own resources, to develop RMP-7, but may be forced to seek alternative sources of funding, including additional collaborators. The Company is required to fund the development of RMP-7 to maintain its Purchase Option with the Partnership.

     The Company expects that its research and development and other costs will exceed revenues significantly for the next several years, which will result in continuing losses from operations. The Company's capital expenditures for equipment, facilities and building improvements have been financed to date primarily with proceeds from bank loans and the sales of equity securities. The Company will continue to pursue opportunities to obtain additional financing in the future. Such financing may be sought through various sources, including equity offerings, bank borrowings, lease arrangements relating to fixed assets or other financing methods. The source, timing, and availability of any financings will depend on market conditions, interest rates, and other factors.

     The Company's future capital requirements will depend on many factors, including continued scientific progress in its research and development programs, the magnitude of these programs, progress with preclinical testing and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patent claims, competing technological and market developments, the establishment of additional collaborative arrangements, the cost of manufacturing facilities and of commercialization activities and arrangements, and the cost of product in-licensing and any possible acquisitions.

     The Company will need to raise substantial additional funds for longer-term product development, regulatory approvals, and manufacturing or marketing activities that it might undertake in the future. There can be no assurance that additional funds will be available on favorable terms, if at all. If adequate funds are not available, the Company may be required to curtail significantly one or more of its research and development programs and/or obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, product candidates, or future products.

                                    BUSINESS

     The following Business section contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Important Factors Regarding Forward-Looking Statements."

GENERAL

     Alkermes is applying the tools of biotechnology to the development of sophisticated proprietary drug delivery systems. The Company is developing product candidates based on three independent drug delivery technologies:
ProLease, which is designed to enable single injections lasting a few days to several months to be made of proteins or peptides otherwise given by more frequent injection; RMP-7, which is designed to enable increased drug delivery to the brain by transiently opening the blood-brain barrier; and Medisorb, which extends Alkermes' technology for injectable sustained release and is designed for more traditional small molecule pharmaceutical compounds. Utilizing these drug delivery systems, the Company is currently in various stages of preclinical and clinical development of five product candidates.

OVERVIEW OF DRUG DELIVERY

     Drug delivery companies apply proprietary technologies to create new pharmaceutical products based on drugs developed by others. These products are generally novel, cost-effective dosage forms that provide any of several benefits including control of drug concentration in the blood, improved safety and efficacy, improved patient compliance and ease of use, and expanded indications. Drug delivery technologies can provide pharmaceutical companies with a means of developing new products as well as expanding existing drug franchises.

     The drug delivery industry emerged to address the opportunities for advanced delivery of traditional pharmaceutical compounds. These compounds are generally stable, small molecules manufactured by conventional synthetic methods, for which oral or transdermal (through the skin) delivery could be enabled or enhanced by drug delivery technologies. Technologies such as passive transdermal systems (patches) and advanced tablets and capsules have been developed and successfully applied to a range of pharmaceutical products. In addition, certain traditional small molecule pharmaceuticals are delivered by means of encapsulation in polymeric microspheres.

     With the advent of biotechnology, new opportunities in drug delivery have arisen. Advances in biotechnology have facilitated the development of a new generation of biopharmaceutical products based on proteins, peptides and nucleic acids. At the same time, the scientific tools of biotechnology have enabled new approaches to drug delivery based on exploiting particular biological phenomena, for example utilizing natural properties of the blood-brain barrier to facilitate drug delivery to the central nervous system.

     Proteins and peptides present drug delivery challenges because they are often large molecules which degrade rapidly in the bloodstream, have limited ability to cross cell membranes, and generally cannot be delivered orally. As a result, many proteins and peptides must be administered by injection, often multiple times per day or per week. Consequently, the methods of administration of proteins and peptides can limit their clinical applications to certain disease states that warrant the expense and inconvenience of frequent injection.

     Drug delivery to the central nervous system is complicated by the existence of the blood-brain barrier, the layer of tightly joined endothelial cells which comprise the walls of the capillaries of the brain and limit the free flow of many blood constituents into the brain. Many drugs cannot easily cross the blood-brain barrier and therefore must be administered in relatively high doses that may result in systemic toxicity or high cost. Drugs with limited ability to cross the blood-brain barrier include many water soluble chemotherapeutic and anti-infective agents that are frequently used in the treatment of diseases outside of the central nervous system.

BUSINESS STRATEGY

     Alkermes' business strategy is to acquire and develop drug delivery systems to address significant new drug delivery opportunities arising in the pharmaceutical industry. There are four key elements to the Company's strategy.

     Develop and Acquire Broadly Applicable Drug Delivery Systems and Apply Them to Multiple Pharmaceutical Products. The Company develops or acquires drug delivery systems that have the potential to be applied to multiple proteins, peptides, and small molecule pharmaceutical compounds to create new product opportunities. For example, the Company developed the RMP-7 technology independently and acquired the ProLease and Medisorb technologies. Alkermes currently has five product candidates utilizing these technologies in development.

     Collaborate to Develop and Finance Product Candidates. In addition to conducting product development activities on its own, the Company has entered into collaborations with pharmaceutical and biotechnology companies and others to develop product candidates incorporating the Company's technologies, provide capital for product development and share development risk. Currently, the Company is collaborating with major pharmaceutical companies, including Genentech, Schering-Plough, Johnson & Johnson, and Janssen.

     Apply Drug Delivery Systems to Both Approved Drugs and Drugs in Development. Alkermes is applying its drug delivery technologies to novel applications and formulations of pharmaceutical products that have already been approved by the FDA or other regulatory authorities. In such cases, the Company and its partners can develop a novel dosage form or application with the knowledge of a drug's safety and efficacy profile and a body of clinical experience from which to draw information for the design of clinical trials and for regulatory submissions. Alkermes is also applying its technologies to new pharmaceuticals that require a sustained-release delivery system for successful development.

     Establish Independent Product Development Capabilities. Alkermes has assembled its own product development organization to enable the Company to develop product candidates for itself and its collaborators based on its drug delivery technologies. This capability gives Alkermes flexibility in structuring development programs, and the ability to conduct both feasibility studies and clinical development programs for its collaborators. For example, the Company has developed RMP-7 independently and is currently conducting clinical trials of ProLease hGH for Genentech.

DRUG DELIVERY TECHNOLOGY

     The Company's current focus is on the development of broadly applicable drug delivery technologies addressing two important drug delivery opportunities: injectable sustained release of proteins, peptides, and small molecule pharmaceutical compounds, and drug delivery to the brain across the blood-brain barrier. The Company is developing product candidates based on three independent drug delivery technologies.

  ProLease: injectable sustained release of fragile proteins and peptides

     ProLease is Alkermes' proprietary technology for the stabilization and encapsulation of fragile proteins and peptides in microspheres made of common medical polymers. The Company's proprietary expertise in this field lies in its ability to preserve the biological activity of fragile drugs over an extended period of time and to manufacture these formulations using components and processes believed to be suitable for human pharmaceutical use. ProLease is designed to enable novel formulations of proteins and peptides by replacing frequent injections with controlled, sustained release over time. The Company believes ProLease formulations have the potential to improve patient compliance and ease of use by reducing the need for frequent injection, to lower costs by reducing the need for frequent office visits, and to improve safety and efficacy by reducing both the variability in drug levels inherent in frequent injections and the aggregate amount of drug given over the course of therapy. In addition, ProLease may provide access to important new markets currently inaccessible to drugs that require frequent injections or are administered orally.

     The ProLease formulation process has been designed to assure stability of fragile compounds during the manufacturing process, during storage, and throughout the release phase in the body. The formulation and manufacturing process consists of two basic steps. First, the drug is formulated with stabilizing agents and dried to create a fine powder. Second, the powder is microencapsulated at very low temperatures. Incorporation of the drug substance as a stabilized solid under very low temperatures is critical to protecting fragile molecules from degradation during the manufacturing process and is a key element of the ProLease technology. The microspheres are suspended in a small volume of liquid prior to administration to a patient by injection under the skin or into a muscle. The Company believes drug release from the ProLease drug delivery system can be controlled to last from a few days to several months.

     Drug release from the microsphere is controlled by diffusion of the drug through the microsphere and by biodegradation of the polymer. These processes can be modulated through a number of formulation and fabrication variables, including drug substance and microsphere particle sizing and choice of polymers and excipients.

     The Company's experience with the application of ProLease to a wide range of proteins and peptides has shown that high incorporation efficiencies and high drug loads can be achieved. Proteins and peptides incorporated into ProLease microspheres have maintained their integrity, stability, and biological activity for up to 30 days in in vitro experiments conducted on formulations manufactured at the preclinical and clinical trials scale.

     The results of animal studies with several different ProLease formulations have shown that ProLease can release targeted levels of drugs over extended periods of time and that the pharmacodynamic response with ProLease formulations can match that of continuous drug infusion. Suitable in vivo delivery patterns in rodents and primates have been achieved with different therapeutic proteins. In July 1996, Alkermes' scientists and their collaborators published results of primate studies of ProLease hGH in Nature Medicine, a peer-reviewed scientific journal. These results showed that single injections of ProLease hGH could provide sustained release and biological effect of hGH in primates for several weeks.

  RMP-7: drug delivery across the blood-brain barrier

     RMP-7 is a nine amino acid peptide based on bradykinin, a compound occurring naturally in the body and known to affect vascular permeability. RMP-7 is a proprietary, synthetic analog of bradykinin developed by Alkermes to increase transiently the permeability of the blood-brain barrier. Following injection, RMP-7 increases permeability by triggering a brief relaxation of the tight cellular junctions of the blood-brain barrier. During the time the tight junctions are relaxed, permeability is increased and drug molecules in the bloodstream can diffuse into the brain in concentrations greater than can usually be achieved without RMP-7. Preclinical and clinical data also suggest that RMP-7 increases the uptake of pharmaceuticals in the region of brain tumor and other pathology.

     RMP-7 exerts a pharmacologic effect on the vasculature of the brain and does not itself bind to or serve as a carrier for the drug of which it is facilitating delivery. In the clinical setting, RMP-7 is administered in conjunction with the therapeutic or diagnostic agent. Timing of RMP-7 administration relative to that of the therapeutic or diagnostic agent is determined on a drug-by-drug basis to optimize barrier permeability during the time of peak drug plasma concentrations.

     RMP-7 is intended to be marketed as an independent agent to increase the utility of other therapeutic and diagnostic compounds given with it. The Company believes RMP-7 may be administered along with cancer chemotherapeutic and anti-infective agents not currently used in the treatment of central nervous system disorders because of their limited ability to penetrate the blood-brain barrier.

  Medisorb: injectable sustained release of traditional small molecule pharmaceuticals

     Medisorb is a proprietary technology for encapsulating traditional small molecule pharmaceuticals in microspheres made of common medical polymers. Like ProLease, Medisorb is designed to enable novel formulations of pharmaceuticals by providing controlled, sustained release over time. The Company believes Medisorb is suitable for encapsulating stable, water soluble, small molecule pharmaceuticals at a large scale. The Company believes that Medisorb formulations may have superior features of safety, efficacy, compliance, and ease of use for drugs currently administered by frequent injection or are administered orally. Drug release from the microsphere is controlled by diffusion of the pharmaceutical through the microsphere and by biodegradation of the polymer. These processes can be modulated through a number of formulation and fabrication variables, including drug substance and microsphere particle sizing and choice of polymers and excipients.

     The Medisorb drug delivery system uses manufacturing processes different from the ProLease manufacturing process. The formulation and manufacturing process consists of three basic steps. First, the drug is combined with a polymer solution. Second, the drug/polymer solution is mixed in water to form liquid microspheres (an emulsion). Third, the liquid microspheres are dried to produce finished product. The microspheres are suspended in a small volume of liquid prior to administration to a patient by injection under the skin or into a muscle. Drug release from the Medisorb drug delivery system can be controlled to last from a few days to several weeks.

PRODUCT CANDIDATES IN DEVELOPMENT

     The following table summarizes the primary indications, delivery route, development status and collaborative partner for each of the Company's product candidates. This table is qualified in its entirety by reference to the more detailed descriptions appearing elsewhere in this Prospectus.
-------------------------------------------------------------------------------

   PRODUCT                                   DELIVERY                            COLLABORATIVE
  CANDIDATE           INDICATION              ROUTE            STATUS(1)            PARTNER
-------------   ----------------------   ----------------  ------------------  ------------------
ProLease
  hGH           Short Stature            SR Injection(2)   Phase I/II          Genentech

  Intron A      Infectious Disease,      SR Injection      Preclinical         Schering-Plough
                Cancer

  Undisclosed   Hormone-Mediated         SR Injection      Preclinical         Johnson & Johnson
                Disorders
RMP-7
  RMP-7 and     Recurrent Malignant      Intravenous       Phase II complete   Alkermes Clinical
  Carboplatin   Glioma (Europe)                                                Partners, L.P.

                Recurrent Malignant      Intravenous       Phase II            Alkermes Clinical
                Glioma (U.S.)                                                  Partners, L.P.

                Recurrent Malignant      Intra-arterial    Phase II            Alkermes Clinical
                Glioma                                                         Partners, L.P.

                Metastatic Brain Tumor   Intravenous       Phase I/II          Alkermes Clinical
                                                                               Partners, L.P.

                Metastatic Brain Tumor   Intra-arterial    Phase I/II          Alkermes Clinical
                                                                               Partners, L.P.

                Pediatric Brain Tumor    Intravenous       Phase I/II(3)       Alkermes Clinical
                                                                               Partners, L.P.
Medisorb
  Undisclosed   Undisclosed              SR Injection      Initial Phase I     Janssen
                                                           complete

---------------

(1) "Phase II" clinical trials indicates that the compound is being tested in humans for safety, optimal dosage, and efficacy for the targeted indication. "Phase I/II" clinical trials indicates that the compound is being tested in humans for safety and preliminary indications of biological activity in a limited patient population. "Phase I" clinical trials indicates that the compound is being tested in humans for preliminary safety and pharmacologic profile in a volunteer population. "Preclinical" indicates that Alkermes is conducting efficacy, pharmacology, and/or toxicology testing of a lead compound in animal models or biochemical or cell culture assays.

(2) Sustained Release Injection.

(3) This clinical trial is being sponsored and conducted by the Pediatric Branch of the National Cancer Institute.
-------------------------------------------------------------------------------

  PROLEASE

     The Company's strategy is to generate multiple product opportunities by applying ProLease technology to the development of superior formulations of proteins and peptides that the Company believes address significant market opportunities. The Company believes these formulations have the potential to expand the utilization of these products and improve the competitive advantage of its collaborators in major markets.

     The product development plan for individual ProLease formulations is expected to proceed in several stages. First, the Company, either on its own or pursuant to a collaboration, conducts initial feasibility work to test various ProLease formulations for a particular drug in vitro and in vivo. Following the successful completion of the feasibility stage, preclinical development and manufacturing scale-up activities directed toward the initiation of clinical trials of the ProLease formulation would be conducted in collaboration with a partner. See "-- Collaborative Arrangements."

     ProLease Human Growth Hormone

     Alkermes is developing a ProLease formulation of Genentech's hGH in collaboration with Genentech. Growth hormone deficiency results in short stature and potentially other developmental defects. Genentech is the leading supplier of hGH in the United States. hGH is approved for use in the treatment of children with growth hormone deficiency, Turner's syndrome, chronic renal insufficiency, and other indications and is being tested in additional indications in adults. hGH is currently administered frequently, often daily, by subcutaneous injection.

     In February 1996, Alkermes commenced a Phase I clinical trial of ProLease hGH in 13 growth hormone deficient adults. The study was completed in August 1996. In November 1996, Alkermes commenced a multi-center Phase I/II clinical trial of ProLease hGH in growth hormone deficient children. The trial is being conducted in up to 10 medical centers in the United States and is expected to enroll up to 36 patients.

     ProLease Alpha Interferon

     Alkermes is developing a ProLease formulation of Schering-Plough's Intron A (interferon alpha-2b) product in collaboration with Schering-Plough. Schering-Plough is a leading supplier of alpha interferon worldwide. Intron A is approved for use in several infectious diseases and certain oncology indications. Intron A is currently administered by frequent injection. Schering-Plough is conducting preclinical studies and will be responsible for clinical development.

     ProLease Product for Hormone-Mediated Disorders

     Alkermes is developing a ProLease formulation of a product for the treatment of hormone-mediated disorders with Johnson & Johnson. The product development program was announced in November 1996 following the successful completion by Alkermes of a feasibility study initiated in early 1996. Johnson & Johnson is conducting preclinical studies and will be responsible for clinical development.

     Additional ProLease Formulations

     Alkermes continues to develop ProLease formulations of other unspecified compounds pursuant to feasibility agreements with several pharmaceutical and biotechnology companies.

  RMP-7

     The Company's strategy to date has been to advance RMP-7 through clinical trials while establishing its safety, permeability effects in humans, and efficacy when used in combination with other drugs. In 1992, Alkermes formed the Partnership and transferred to it substantially all rights to

RMP technology. Alkermes has the option to purchase all of the limited partnership interests in the Partnership. See "-- Collaborative
Arrangements -- Alkermes Clinical Partners, L.P."

     RMP-7 has the potential to be used in combination with a variety of agents in various disease settings. The Company's goal is to expand the applications of RMP-7 through its own development activities and, when appropriate, collaborations with pharmaceutical companies. Alkermes may collaborate with companies having drugs whose uses could be expanded to include central nervous system indications. In such cases, Alkermes and its partner could collaborate in the clinical development of the combination without any exchange of product rights. Alkermes may also collaborate with development and marketing partners for RMP-7 in various business areas and geographic territories. In such cases, Alkermes could license rights to RMP-7 to its partner, subject to the rights of the Partnership. See "-- Collaborative Arrangements -- Alkermes Clinical Partners, L.P."

     Brain Tumor

     RMP-7 is being tested initially for the treatment of recurrent malignant glioma, an aggressive form of primary brain tumor. Alkermes believes that RMP-7 may have applicability to the treatment and diagnosis of other types of brain tumors. In that regard, the Company initiated in February 1996 a Phase I/II clinical trial of RMP-7 in patients with metastatic brain tumor. The Company, in collaboration with the National Cancer Institute ("NCI"), also initiated a Phase I/II clinical trial in July 1996 in pediatric patients with brain tumor.

     Brain tumors can be classified into two major groups: primary brain tumors, which originate and recur in the brain, and metastatic brain tumors, which are tumors that have spread to the brain from other parts of the body. Each year in the United States and Europe a total of 40,000 patients are diagnosed with primary brain tumors, of which approximately 60%-70% are malignant glioma, and 150,000 patients are diagnosed with metastatic brain tumors.

     Current treatment for brain tumor is limited and inadequate. Standard treatment typically involves surgery to remove cancerous tissue, followed by radiation therapy. After initial treatment with surgery and/or radiotherapy, brain tumors often recur. Upon recurrence, tumors typically progress rapidly, neurological function and quality of life deteriorate and patients die within months. Chemotherapy has played only a limited role in treatment, in part due to the limited access of many chemotherapeutic agents to the brain because of the normally restrictive blood-brain barrier. Carboplatin is a chemotherapeutic agent approved for use by the FDA and other regulatory authorities worldwide for use in the treatment of various tumor types outside of the brain, but is limited in its ability to penetrate into the brain. RMP-7 is designed to enable more effective use of chemotherapeutic agents like carboplatin in the treatment of brain tumors by transiently increasing the permeability of the blood-brain barrier.

     Alkermes is pursuing two alternative treatment strategies for RMP-7 and carboplatin in patients with malignant brain tumor: intravenous and intra-arterial administration. The Company believes that pursuing both treatment methods strengthens the scientific foundation of the clinical trials program and increases the likelihood of observing a treatment effect in patients. If the results of the Company's current Phase II clinical trials are favorable, the Company intends to test the combination of RMP-7 and carboplatin or other chemotherapeutic agents earlier in the treatment of primary malignant glioma, prior to recurrence.

     Recurrent Malignant Glioma Clinical Trials

     The Company's clinical strategy for RMP-7 has been to establish a foundation of safety and pharmacologic effect of increasing blood-brain barrier permeability prior to entering Phase II efficacy clinical trials of RMP-7 administered in combination with carboplatin. To date, over 500 human subjects have received RMP-7 in a series of clinical trials in all indications studied. Through the Phase I and Phase I/II clinical trials, RMP-7 was shown to have a good safety profile in volunteers and patients. Transient flushing was the most consistent adverse event noted and nausea and vomiting were determined to be the dose limiting toxicity. There was no evidence of increased toxicity associated with the combination of RMP-7 and carboplatin, and the drug combination was generally well tolerated by patients.

     Based on the successful completion of Phase I and Phase I/II clinical trials, Alkermes initiated multiple Phase II clinical trials both of intravenous and intra-arterial RMP-7 and carboplatin in patients with recurrent malignant glioma. Three multi-center Phase II clinical trials of intravenous RMP-7 and carboplatin and one multi-center Phase II clinical trial of intra-arterial RMP-7 and carboplatin were designed and initiated.

     European Intravenous Phase II Clinical Trials: ALK01-013 and ALK01-019

     In Europe, two separate non-controlled, open label Phase II clinical trials of intravenous RMP-7 and carboplatin in patients with recurrent malignant glioma commenced in the first quarter of 1995. Patient enrollment was completed in May 1996, and preliminary results from the two clinical trials were announced in December 1996.

     The two clinical trials enrolled differing patient populations. ALK01-013 ("Study-013") enrolled patients whose brain tumors had recurred following previous treatment with surgery and radiotherapy. Such patients had not previously been treated with chemotherapy. ALK01-019 ("Study-019") enrolled patients whose brain tumors had recurred following previous treatment with surgery, radiotherapy, and chemotherapy.

     In both clinical trials, patients received treatment cycles of RMP-7 and carboplatin approximately once every four weeks. Each cycle consisted of a 15-minute intravenous infusion of carboplatin and a concurrent 10-minute intravenous infusion of RMP-7. The prospectively defined endpoints of the clinical trials included response rates over the first four cycles of treatment as determined by stabilization or improvement for a minimum of two cycles of treatment as measured by three standardized tests of neurological impairment and patient performance status, and stabilization or reduction in tumor volume for a minimum of two cycles as measured with contrast-enhanced MRI.

     In Study-013, 45 patients were treated at nine medical centers in the United Kingdom. The combination of RMP-7 and carboplatin was generally well tolerated. Of the patients treated, 61% to 91% responded to treatment as measured by three tests of neurological impairment and performance status. In addition, 79% of patients responded to the treatment as measured by the size of their tumor as measured with contrast-enhanced MRI.

     An independent analysis conducted by a statistician from the Medical Research Council ("MRC"), Cambridge, England, compared the effect on survival of treatment with RMP-7 and carboplatin versus a group of historical control patients matched on important prognostic factors. All comparisons favored the group treated with RMP-7 and carboplatin versus the control group. This finding was statistically significant (hazard ratio 1.9-2.2, p<=0.02), after accounting for the effects of prognostic factors.

     In Study-019, 42 patients were treated at 11 medical centers in the United Kingdom, France and Sweden. Treatment with the combination of RMP-7 and carboplatin was generally well tolerated. Of the patients treated, 40% to 59% responded to treatment as measured by three tests of neurological impairment and performance status. In addition, 24% of patients responded to the treatment as measured by the size of their tumor with contrast-enhanced MRI. The MRC did not perform a comparison of patients in Study-019 to historical controls due to the lack of a database of comparable patients who had failed surgery, radiotherapy and chemotherapy.

     There can be no assurance that the results of the European clinical trials will be sufficient for the Company to obtain approval to market RMP-7 in Europe, or that the European regulatory bodies will not require additional clinical trials. In addition, there can be no assurance that the results of the United States Phase II trials will support the results of the European trials.

     United States Intravenous Phase II Clinical Trial: ALK01-017

     In the United States, a Phase II clinical trial of intravenous RMP-7 and carboplatin commenced in March 1995 and is being conducted at 10 medical centers. Enrollment of 120 patients was completed in May 1996. Preliminary results from this clinical trial are expected in the first half of 1997.

     The clinical trial is designed as a double-blind, placebo-controlled study comparing treatment with intravenous RMP-7 and carboplatin to treatment with carboplatin alone in patients with recurrent malignant glioma. Patients receive treatment cycles of RMP-7 and carboplatin once approximately every four weeks. Each cycle consists of an approximately 45-minute intravenous infusion of carboplatin and a 10-minute intravenous infusion of RMP-7. The prospectively defined endpoints include time to tumor progression as measured by an increase of tumor volume measured with contrast-enhanced MRI of greater than 50%, and three separate measurements of patients' functional capacity, neurological impairment, and quality of life. No assurance can be given that such trial will be completed in a timely manner, if at all, or that any results obtained will support those from the European studies.

     United States Intra-arterial Phase II Clinical Trial: ALK01-031

     Alkermes initiated a multi-center Phase II clinical trial in the United States of intra-arterial RMP-7 and carboplatin in March 1996. Enrollment of 51 patients was completed in September 1996 at nine medical centers. Preliminary results from the study are expected in the first half of 1997.

     The clinical trial is designed as a non-controlled open label study of the treatment with RMP-7 and carboplatin administered intra-arterially in patients with recurrent malignant glioma. Patients receive treatment cycles of RMP-7 and carboplatin once approximately every four weeks. Each cycle consists of an approximately 45-minute intra-arterial infusion of carboplatin and a 10-minute intra-arterial infusion of RMP-7. The prospectively defined endpoints include time to tumor progression as measured by an increase of tumor volume measured with contrast-enhanced MRI of greater than 50%, and three separate measurements of patients' functional capacity, neurological impairment, and quality of life.

     Metastatic Brain Tumor Clinical Trial

     Alkermes initiated a multi-center Phase I/II non-controlled, open label clinical trial in Europe of intravenous RMP-7 and carboplatin in patients with metastatic brain tumor in February 1996. The study is being conducted at two medical centers and is expected to enroll approximately 14 patients.

     Alkermes also initiated a Phase I/II non-controlled, open label clinical trial in the United States of intra-arterial RMP-7 and carboplatin in patients with metastatic brain tumor in October 1995. The study is being conducted at one medical center and is expected to enroll approximately 18 patients.

     Pediatric Brain Tumor Clinical Trial

     In July 1996, Alkermes, in collaboration with the NCI, initiated a non-controlled, open label Phase I/II clinical trial of intravenous RMP-7 and carboplatin in pediatric brain tumor patients who had failed other therapies. The study is being sponsored and conducted by the Pediatric Branch of the NCI and is expected to enroll approximately 24 patients.

  MEDISORB

     The Company's strategy is to generate multiple product opportunities by applying Medisorb technology to the development of superior formulations of small molecule pharmaceutical products. The Company believes these formulations have the potential to expand the utilization of these products and improve the competitive advantage of its collaborators in major markets.

     The product development plan for individual Medisorb formulations is expected to proceed in several stages. First, the Company, either on its own or pursuant to a collaboration, conducts initial feasibility work to test various Medisorb formulations for a particular drug in vitro and in vivo. Following the successful completion of the feasibility stage, preclinical development and manufacturing scale-up activities directed toward the initiation of clinical trials of the Medisorb formulation would be conducted in collaboration with a partner. See "-- Collaborative Arrangements."

     Undisclosed Medisorb Product Candidate

     Alkermes is developing and manufacturing a Medisorb product candidate in collaboration with Janssen. In 1996, Janssen completed initial Phase I clinical trials of the Medisorb product candidate. Janssen is responsible for conducting all clinical trials.

COLLABORATIVE ARRANGEMENTS

     The Company's business strategy includes forming collaborations to provide technological, financial, marketing, manufacturing and other resources. The Company has entered into several collaborations.

  Genentech, Inc.

     In November 1996, Alkermes announced the completion of a Phase I clinical trial of a ProLease hGH formulation in adults. Based in part on the successful completion of the Phase I trial, Genentech exercised its option to enter into a license agreement, and obtained from Alkermes a license coexclusive in the United States and exclusive in the rest of the world for a ProLease formulation of hGH. Under the terms of the agreement, Genentech could provide an estimated $20.0 million in development funding for scale up activities, clinical trials materials, manufacturing, and clinical trial expenses over the development period. In addition, Alkermes could receive milestone payments of approximately $10.0 million, if the ProLease hGH formulation is successfully developed and is approved by regulatory authorities. Alkermes will be responsible for conducting Phase I/II clinical trials and manufacturing the ProLease hGH formulation and is to receive manufacturing revenues and royalties on sales. Alkermes also granted Genentech an extension until November 1997 of its option to license ProLease for another Genentech undisclosed protein.

     Genentech has the right to terminate the agreement for any reason upon 30 days' written notice or, if the Company has begun manufacturing the ProLease product for commercial sale, upon six months' written notice. In addition, either party may terminate the agreement upon the other party's material default which is not cured within 90 days of written notice, or upon the other party's insolvency or bankruptcy.

     To fund the Company's activities during the first stage of its collaboration with Genentech, Genentech loaned the Company $3.5 million pursuant to a convertible promissory note dated January 31, 1995 (the "Note"). The outstanding principal amount of the Note accrues interest at the prime rate of interest as reported by the Bank of American NT & SA from time to time. The outstanding principal amount of the Note and accrued but unpaid interest thereon becomes due and payable on January 31, 2000.

     Under the terms of the Note, the Company has the option to convert, at any time, all outstanding principal and accrued but unpaid interest thereon (as such amount may exist from time to time, the "Conversion Amount") into shares of Common Stock at the 20-day average closing price immediately preceding the conversion date (the "Conversion Price"). In addition, Genentech shall have the right to convert the Conversion Amount into shares of Common Stock at the Conversion Price if at any time the total cash, cash equivalents and marketable debt instruments of the Company shall be less than the sum of (i) all indebtedness which ranks senior to the indebtedness evidenced by the Note, and
(ii) the Conversion Amount. Genentech also has the right to demand that the Common Stock be registered under certain circumstances.

  Schering-Plough Corporation

     Under an amended development and license agreement with Schering-Plough, the Company has agreed to develop an injectable delivery system which incorporates Intron A as an active ingredient utilizing the Company's ProLease delivery system and has granted to Schering-Plough an exclusive worldwide royalty bearing license to manufacture, use and sell any such system that may be developed pursuant to the amended agreement. Under the amended agreement, Schering-Plough will also be responsible for conducting clinical trials and securing regulatory approvals. The amended agreement provides for development funding to the Company and provides for certain payments to be made by Schering-Plough to the Company for its achievement of certain milestones. The Company and Schering-Plough entered into a prepaid royalty agreement pursuant to which Schering-Plough has prepaid certain royalties. Payments to the Company were approximately $7.0 million through December 31, 1996, and future milestone payments could exceed an additional $5.0 million, not including royalties.

     Schering-Plough has the right to terminate the amended agreement upon 60 days' written notice upon the occurrence of certain events, including if the Company fails to meet product specifications or an agreed upon delivery schedule, the results of a safety and pharmacokinetics study provide Schering-Plough with reasonable justification not to proceed to a Phase II clinical trial, the use of the product results in adverse effects that justify termination of clinical trials, Schering-Plough is unable to manufacture the product on a commercial scale, or upon completion or permanent discontinuation of the clinical trials. Either party may terminate the amended agreement upon the insolvency or bankruptcy of the other party or upon a breach by the other party which has not been cured after 60 days' notice. Schering-Plough also has the right to terminate the amended agreement upon 90 days' written notice or continue the development project on its own in the event Alkermes fails by an agreed upon date to deliver batches of a ProLease formulation of Intron A that meet agreed upon specifications. In the event Schering-Plough elects to continue the development project after termination, it will remain obligated to pay Alkermes milestone payments and royalties upon commercial sale. In the event Schering-Plough terminates the amended agreement for any reason, Alkermes must repay the prepaid royalties received from Schering-Plough with interest. Such repayment obligation would be evidenced by an interest-bearing note and would be payable in full on the third anniversary of the date of the note. Alkermes will have the right, subject to the satisfaction of certain conditions, to satisfy its repayment obligation through the issuance of shares of its Common Stock. The number of shares that may be issued would be based upon the average closing price of Alkermes Common Stock on the Nasdaq National Market for the 30 business days immediately preceding the date on which the shares are delivered. Any Common Stock issued to Schering-Plough must be freely resalable.

  Johnson & Johnson

     In November 1996, the Company entered into a development and license agreement with Ortho Pharmaceutical Corporation, an affiliate of Johnson & Johnson, for the development of a ProLease formulation of a Johnson & Johnson proprietary compound (the "J&J Product Candidate"). The Company is developing a sustained release formulation of this compound to treat hormone-mediated disorders.

     Pursuant to the development agreement, Johnson & Johnson obtained an exclusive, worldwide, royalty bearing license to make, use and sell products resulting from such agreement. In exchange, Johnson & Johnson is to provide the Company with research and development funding, milestone payments and royalty payments based on sales, if any, of the J&J Product Candidate. Development funding and milestone payments could aggregate approximately $20 million, assuming the development of the J&J Product Candidate proceeds in accordance with its development plan. Johnson & Johnson is to be responsible for conducting clinical trials and securing regulatory approvals and, together with its affiliates, is to be responsible for the marketing of any products that result from the collaboration. The Company expects to manufacture any such products for commercial sales.

     Johnson & Johnson may terminate the development agreement for any reason, upon 90 days' written notice if such termination notice occurs prior to filing a New Drug Application ("NDA") with the FDA, or upon six months' written notice if such notice occurs subsequent to such a filing. In addition, either party may terminate the development agreement and the related manufacturing agreement upon a material default or breach by the other party of such agreement which is not cured within 60 days' notice, or upon the other party's insolvency or bankruptcy.

  Janssen Pharmaceutica International

     Pursuant to a development agreement, the Company is collaborating with Janssen in the development of sustained release formulations, utilizing the Medisorb technology, of an undisclosed Janssen product candidate. Under the development agreement, the Company is responsible for production of the Janssen product candidate for clinical trials. Janssen is responsible for conducting clinical trials of the Janssen product candidate and securing all necessary regulatory approvals.

     In October 1996, the Company announced the expansion of the development agreement. Janssen has agreed to provide development funding of approximately $20 million over a two-year period, assuming the product continues in clinical development. The funding will be used for manufacturing clinical trials material and scale up for commercial sale.

     Under related license agreements, Janssen and an affiliate have exclusive worldwide licenses from the Company to manufacture, use and sell the Janssen product candidate. If Janssen decides to employ third-party suppliers of the commercialized Janssen product developed under the development agreement, the Company has a right of first refusal for the manufacture and supply of such product, and component bio-absorbable polymers thereof. Under the license agreements, Janssen is required to pay Alkermes certain royalties with respect to all Medisorb formulations of the Janssen product sold to customers. Janssen can terminate the development agreement or the license agreements upon 30 days' prior written notice.

  Alkermes Clinical Partners, L.P.

     In April 1992, Units consisting of limited partnership interests in the Partnership and warrants to purchase the Company's Common Stock were sold to investors in a private placement (the "Private Placement"). The proceeds of the $46 million Private Placement have been used to fund the further development and clinical testing of RMPs for human pharmaceutical use in the United States, Canada and Europe. Such funding was not sufficient to complete clinical trials and seek regulatory approval of RMP-7. Since the completion of funding from the Partnership, which ended at June 30, 1996, Alkermes has used its own resources, and intends to continue to use its own resources, to develop RMP-7, but may be forced to seek alternative sources of funding, including additional collaborators. The Company is required to fund the development of RMP-7 to maintain its Purchase Option with the Partnership.

     Pursuant to a product development agreement, dated March 6, 1992, Alkermes transferred substantially all of its rights to the RMP technology to the Partnership. Alkermes has an option to purchase all of the limited partnership interests in the Partnership and thereby reacquire the transferred technology.

     The Partnership may terminate the research program for any or all products upon the affirmative vote of 75% of the directors of the general partner of the Partnership, Alkermes Development Corporation II ("ADC II"), a wholly owned subsidiary of Alkermes, that such research is not feasible or is uneconomic. The Partnership may terminate the marketing program for any or all products upon the affirmative vote of 75% of the directors of ADC II based on the directors' good faith business judgment. The Partnership may also terminate the research or marketing program if Alkermes has materially breached the agreement and not cured such breach within 30 days' written notice. Both parties may terminate the research or marketing program upon mutual consent to terminate or upon the insolvency or bankruptcy of the other party.

     The Partnership has granted Alkermes an exclusive interim license to manufacture and market RMPs for human pharmaceutical use in the United States and Canada. Upon the first marketing approval of an RMP product by the FDA, Alkermes is obligated to make a payment to the Partnership equal to 20% of the aggregate capital contributions of all limited partners. Additionally, Alkermes will pay royalty payments equal to 12% of United States and Canadian revenues and, in certain circumstances, 10% of European revenues from any sales of RMPs by Alkermes. The interim license will terminate if Alkermes does not exercise its option to acquire all of the limited partners' interests in the Partnership. Alkermes can exercise its technology purchase option by making a payment to the partnership equal to 80% of the aggregate capital contributions of all limited partners in addition to royalty payments in the same percentages as provided for under the interim license agreement.

     The general partner of the Partnership is ADC II. Fifty percent of the members of the board of directors of ADC II are persons not affiliated with Alkermes. Such non-affiliated persons were nominated by the sales agent for the Private Placement. The sales agent will continue to have the right to nominate at least half of the members of ADC II's board of directors unless certain events occur.

MANUFACTURING

     Each of the Company's three drug delivery systems utilizes a distinct manufacturing process.

  ProLease

     ProLease manufacturing involves microencapsulation of drug substances provided to Alkermes by its collaborators in small polymeric microspheres using extremely cold processing conditions suitable for fragile molecules. The ProLease manufacturing process consists of two basic steps. First, the drug is formulated with stabilizing agents and dried to create a fine powder. Second, the powder is microencapsulated at very low temperatures.

     Alkermes has completed construction of an in-house pilot production facility that has been validated by the Company for manufacturing in accordance with GMP. The facility is being used to manufacture product candidates incorporating its ProLease sustained-release delivery system for use in clinical trials. This facility is not capable of manufacturing products on a commercial scale. Pursuant to agreements with certain of its collaborators, Alkermes has the right to manufacture ProLease products for commercial sale. Alkermes has initiated the design of a commercial scale ProLease manufacturing facility of approximately 20,000 square feet.

  RMP-7

     RMP-7 is a small peptide manufactured using standard synthetic techniques. Alkermes relies on an independent European pharmaceutical company for the manufacture and supply of RMP-7. Scale up of RMP-7 manufacturing process to support international clinical trials and commercial launch has been completed. Alkermes believes that, if necessary, there are other companies which could manufacture and supply its requirements for RMP-7.

  Medisorb

     The Medisorb manufacturing process is significantly different from the ProLease process and is based on a method of encapsulating small molecule drugs, provided by the Company's collaborator, in polymers using a large-scale emulsification. The Medisorb manufacturing process consists of three basic steps. First, the drug is combined with a polymer solution. Second, the drug/polymer solution is mixed in water to form liquid microspheres (an emulsion). Third, the liquid microspheres are dried to produce finished product.

     Alkermes owns a 14,000 square foot GMP sterile manufacturing facility in Wilmington, Ohio. Alkermes is manufacturing a product candidate incorporating its Medisorb sustained-release delivery system for use by Janssen in clinical trials at this facility. It does not manufacture such product candidates on a commercial scale. Alkermes has initiated the design of an addition to and modification of its current manufacturing facility for commercial scale Medisorb manufacturing.

     The manufacture of the Company's products for clinical trials and commercial purposes is subject to current GMP and other federal regulations. The Company has never operated an FDA-approved manufacturing facility, and there can be no assurance that it will obtain necessary approvals for commercial manufacturing.

     If Alkermes is not able to develop manufacturing capacity and experience or to continue to contract for manufacturing capabilities on acceptable terms, its ability to conduct preclinical testing and clinical trials will be compromised, and delays in obtaining regulatory approvals might result, as well as commercial sales if approvals are obtained. Such delays could materially adversely affect the Company's competitive position and its business, financial condition and results of operations.

MARKETING

     Alkermes plans to market and sell RMP-7, if successfully developed and approved, either directly or through co-promotion or other licensing arrangements with third parties. Such arrangements may be exclusive or nonexclusive and may provide for marketing rights worldwide or in a specific market.

     Alkermes intends to market any ProLease and Medisorb products through its corporate partners. Alkermes has entered into development agreements, including sales and marketing, for ProLease product candidates with Genentech, Schering-Plough and Johnson & Johnson, and for a Medisorb product candidate with Janssen. See "-- Collaborative Arrangements."

     Alkermes currently has no experience in marketing or selling pharmaceutical products. In order to achieve commercial success for any product candidate approved by the FDA, Alkermes must either develop a marketing and sales force or enter into arrangements with third parties to market and sell its products. There can be no assurance that Alkermes will successfully develop such experience or that it will be able to enter into marketing and sales agreements with others on acceptable terms, if at all. If the Company develops its own marketing and sales capability, it will compete with other companies that currently have experienced and well-funded marketing and sales operations. To the extent that the Company enters into co-promotion or other sales and marketing arrangements with other companies, any revenues to be received by Alkermes will be dependent on the efforts of others and there can be no assurance that such efforts will be successful.

COMPETITION

     The biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. Alkermes will continue to face intense competition in the development, manufacturing, marketing, and commercialization of its product candidates from academic institutions, government agencies, research institutions, biotechnology and pharmaceutical companies, including its collaborators, and drug delivery companies. There can be no assurance that developments by others will not render the Company's product candidates or technologies obsolete or noncompetitive, or that the Company's collaborators will not choose to use competing drug delivery methods. At the present time, Alkermes has no sales force, or marketing or commercial manufacturing experience. In addition, many of the Company's competitors and potential competitors have substantially greater capital resources, manufacturing and marketing experience, research and development resources, and production facilities than does Alkermes. Many of these competitors also have significantly greater experience than Alkermes in undertaking preclinical testing and clinical trials of new pharmaceutical products and obtaining FDA and other regulatory approvals.

     With respect to RMP-7, the Company believes that there are currently no products approved by the FDA for increasing the permeability of the blood-brain barrier. There are, however, many novel experimental therapies for the treatment of brain tumor and central nervous system infections being tested in the United States and Europe.

     With respect to ProLease and Medisorb, the Company is aware that there are other companies developing sustained-release delivery systems for pharmaceutical products. In addition, other companies are developing new chemical entities which, if developed successfully, could compete against sustained-release formulations of products of the Company's collaborators. These chemical entities are being designed to have different mechanisms of action or improved safety and efficacy. In addition, the Company's collaborators may develop, either alone or with others, products that compete with the development and marketing of the Company's product candidates.

     There can be no assurance that the Company will be able to compete successfully with such companies. The existence of products developed by the Company's competitors, or other products or treatments of which the Company is not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of products developed by the Company.

PATENTS AND PROPRIETARY RIGHTS

     The Company's success will be dependent, in part, on its ability on obtaining patent protection for its product candidates and those of its collaborators, maintaining trade secret protection and operating without infringing upon the proprietary rights of others.

     The Company has a proprietary portfolio of patent rights and exclusive licenses to patents and patent applications. The Company has filed numerous United States and international patent applications directed to composition of matter as well as processes of preparation and methods of use, including applications relating to: permeabilizers, certain rights to which have been licensed to the Partnership, of which one United States patent was issued in each of May 1992, December 1993, April 1996 and December 1996; carriers for enabling passage into the brain of therapeutic compounds, of which one United States patent was issued in each of October 1992, January 1993 and June 1996; a ProLease microencapsulation process, of which one United States patent was issued in May 1991; the formulation of a ProLease composition of which one United States patent was issued in May 1995; a Medisorb microencapsulation process of which one United States patent was issued in June 1983; and 11 additional United States patents related to Medisorb methods and compositions that were issued between July 1985 and June 1995. In the future, the Company plans to file further United States and foreign patent applications directed to new or improved products and processes. The United States patents issued to the Company will expire between 2000 and 2014. Alkermes intends to file additional patent applications when appropriate and intends to defend its patent position aggressively.

     Alkermes has exclusive rights through licensing agreements with several institutions to nine issued United States patents, a number of United States patent applications and to corresponding foreign patents and patent applications in many countries, subject in certain instances to the rights of the United States government to use the technology covered by such patents and patent applications. The United States patents that have been licensed to the Company will expire between the years 2003 and 2013. Under certain licensing agreements, the Company currently pays license maintenance fees and/or minimum annual royalties. During the fiscal year ended March 31, 1996, such fees were approximately $127,000. In addition, under all licensing agreements, Alkermes is obligated to pay royalties on future sales of products, if any, covered by the licensed patents.

     The Company is aware of several United States patents issued to third parties containing claims which could be construed to cover some of the Company's product candidates utilizing its ProLease, RMP-7, and Medisorb delivery systems. In one case, the Company has received a letter from the owner of a patent asking the Company to compare the Company's Medisorb technology disclosed in a published international patent application with such owner's patented technology. The Company believes, based on opinions obtained from its patent counsel, that the manufacture, use, offer for sale or sale of its ProLease, RMP-7 or Medisorb product candidates would not infringe any valid claim of any of the issued United States patents. However, there can be no assurance that the claims of the issued United States patents are not infringed by the proposed manufacture, use, offer for sale, or sale of these products by the Company or its collaborators. There can be no assurance that a third party will not file an infringement action, or that the Company would prevail in any such action. There can be no assurance that the cost of defending an infringement action would not be substantial, and would not have a material adverse effect on the Company's business, financial condition and results of operations. The Company is also aware of patent applications filed by third parties in the United States and in various foreign countries which may cover some of the Company's product candidates utilizing its ProLease, RMP-7 or Medisorb delivery systems. Patents may issue from these applications which could preclude the Company from manufacturing, using, offering for sale, or selling some of its ProLease, RMP-7 or Medisorb product candidates. Furthermore, there can be no assurance that any licenses under such patents would be made available on commercially viable terms, if at all. Failure to obtain any required license could prevent the Company from commercializing one or more of its products.

     The patent positions of pharmaceutical, biopharmaceutical and biotechnology firms, including Alkermes, are generally uncertain and involve complex legal and factual questions. In addition, there can be no assurance that the Company's or its licensors' current patent applications will be allowed or that the claims of any patents issued to Alkermes or its licensors (in connection with either or both the Company's product candidates or the Partnership's product candidate) will be sufficiently broad to protect the Company's or the Partnership's technology or to provide Alkermes or the Partnership with any competitive advantages. Moreover, no assurance can be given that patents issued to Alkermes (in connection with either or both the Company's product candidates or the Partnership's product candidate), or its respective licensors, if any, will not be contested, invalidated or circumvented. In addition, if Alkermes or the Partnership is required to bring or defend against a narrowed charge of patent infringement or to protect its own proprietary rights against third parties, substantial costs could be incurred.

     In the future, Alkermes may be required to obtain additional licenses to patents or other proprietary rights of third parties. There can be no assurance that any such licenses will be available on acceptable terms, if at all, and failure to obtain such licenses could result in delays in marketing the Company's products or the inability to proceed with the development, manufacture or sale of product candidates requiring such licenses.

     The Company also relies upon unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain its competitive position which it seeks to protect, in part, by confidentiality agreements with its corporate partners, collaborators, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently discovered by competitors.

     The Company's practice is to require its employees, consultants and advisors to execute a confidentiality agreement upon the commencement of an employment or consulting relationship with the Company. The agreements provide that all confidential information developed or made known to an individual during the course of the employment or consulting relationship shall be kept confidential and not disclosed to third parties except in specified circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual while employed by the Company shall be the exclusive property of the Company. There can be no assurance, however, that these agreements will provide meaningful protection for the Company's trade secrets in the event of unauthorized use or disclosure of such information.

GOVERNMENT REGULATION

     The manufacture and marketing of pharmaceutical products in the United States require the approval of the FDA under the Federal Food, Drug and Cosmetic Act. Similar approvals by comparable agencies are required in most foreign countries. The FDA has established mandatory procedures and safety standards which apply to the preclinical testing and clinical trials, manufacture and marketing of pharmaceutical products. Pharmaceutical manufacturing facilities are also regulated by state, local and other authorities.

     As an initial step in the FDA regulatory approval process, preclinical studies are typically conducted in animal models to assess the drug's efficacy and to identify potential safety problems. The results of these studies must be submitted to the FDA as part of an Investigational New Drug application, which must be reviewed by the FDA before proposed clinical testing can begin. Typically, clinical testing involves a three-phase process. Phase I trials are conducted with a small number of subjects and are designed to provide information about both product safety and the expected dose of the drug. Phase II trials are designed to provide additional information on dosing and preliminary evidence of product efficacy. Phase III trials are large scale studies designed to provide statistical evidence of efficacy and safety in humans. The results of the preclinical testing and clinical trials of a pharmaceutical product are then submitted to the FDA in the form of an NDA, or for a biological product in the form of a Product License Application ("PLA"), for approval to commence commercial sales. Preparing such applications involves considerable data collection, verification, analysis and expense. In responding to an NDA or PLA, the FDA may grant marketing approval, request additional information or deny the application if it determines that the application does not satisfy its regulatory approval criteria.

     Prior to marketing, any product developed by Alkermes or its collaborators must undergo an extensive regulatory approval process, which includes preclinical testing and clinical trials of such product candidate to demonstrate safety and efficacy. This regulatory process can require many years and the expenditure of substantial resources. Data obtained from preclinical testing and clinical trials are subject to varying interpretations, which can delay, limit or prevent FDA approval. In addition, changes in FDA approval policies or requirements may occur or new regulations may be promulgated which may result in delay or failure to receive FDA approval. Similar delays or failures may be encountered in foreign countries. Delays and costs in obtaining regulatory approvals would have a material adverse effect on the Company's business, financial condition and results of operations.

     Among the conditions for NDA or PLA approval is the requirement that the prospective manufacturer's quality control and manufacturing procedures conform on an ongoing basis with GMP. Before approval of an NDA or PLA, the FDA will perform a prelicensing inspection of the facility to determine its compliance with GMP and other rules and regulations. In complying with GMP, manufacturers must continue to expend time, money and effort in the area of production and quality control to ensure full technical compliance. After the establishment is licensed, it is subject to periodic inspections by the FDA.

     The requirements which the Company must satisfy to obtain regulatory approval by governmental agencies in other countries prior to commercialization of its products in such countries can be as rigorous and costly as those described above.

     The Company is also subject to various laws and regulations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with the Company's research. Compliance with laws and regulations relating to the protection of the environment has not had a material effect on capital expenditures, earnings or the competitive position of the Company. However, the extent of government regulation which might result from any legislative or administrative action cannot be accurately predicted.

EMPLOYEES

     As of December 31, 1996, the Company had 177 full-time employees. A significant number of the Company's management and professional employees have had prior experience with pharmaceutical, biotechnology or medical products companies. Alkermes believes that it has been highly successful in attracting skilled and experienced scientific personnel; however, competition for such personnel is intense. None of the Company's employees is covered by a collective bargaining agreement.

FACILITIES

     Alkermes leases and occupies approximately 90,000 square feet of laboratory and office space in Cambridge, Massachusetts. These facilities also include a GMP pilot suite for the manufacture of ProLease product candidates for clinical trials.

     Alkermes owns and occupies approximately 14,000 square feet of manufacturing, office and laboratory space in Wilmington, Ohio. This facility contains a GMP sterile production facility for the production of Medisorb product candidates for clinical trials. The Company also leases and occupies approximately 25,000 square feet of laboratory and office space in Blue Ash, Ohio.

     Alkermes Europe Ltd., a wholly owned subsidiary of the Company, leases and occupies approximately 1,500 square feet of office space in Cambridge, England.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information as of January 9, 1997 with respect to the executive officers and directors of the Company.

                   NAME                     AGE                      POSITION
------------------------------------------  ---     ------------------------------------------
Michael A. Wall...........................  68      Chairman of the Board of Directors
Richard F. Pops...........................  34      Chief Executive Officer and Director
Robert A. Breyer..........................  53      President, Chief Operating Officer and
                                                      Director
Raymond T. Bartus.........................  49      Senior Vice President, Preclinical
                                                    Research and Development
Michael J. Landine........................  43      Senior Vice President, Chief Financial
                                                      Officer and Treasurer
Don G. Burstyn............................  42      Vice President, Regulatory Affairs
J. Duncan Higgons.........................  41      Vice President, Business Development
Scott D. Putney...........................  43      Vice President, Protein and Molecular
                                                      Biology
Cornelis H. Wortel........................  40      Vice President, Medical Affairs
James L. Wright...........................  49      Vice President, Pharmaceutical Development
Dennis Meka...............................  44      Vice President, Operations
Floyd E. Bloom............................  60      Director
John K. Clarke............................  43      Director
Robert S. Langer..........................  48      Director
Alexander Rich............................  72      Director
Paul Schimmel.............................  56      Director

---------------

     Mr. Wall is a founder of Alkermes and has been Chairman of the Board of Alkermes since 1987. From April 1992 until June 30, 1993, he was a director and Chairman of the Executive Committee of Centocor, Inc. ("Centocor"), a biopharmaceutical company. From November 1987 to June 30, 1993, he was Chairman Emeritus of Centocor. Mr. Wall is a director of Kopin Corporation, a manufacturer of high definition imaging products, and Sugen, Inc., a biopharmaceutical company.

     Mr. Pops has been Chief Executive Officer and a Director of the Company since February 1991. From February 1991 to June 1994, Mr. Pops was also President of the Company. Mr. Pops currently serves on the Board of Directors of the Biotechnology Industry Organization (BIO) and The Brain Tumor Society (a non-profit organization).

     Mr. Breyer has been President and Chief Operating Officer and a Director of the Company since July 1994. From August 1991 to December 1993, Mr. Breyer was President and General Manager of Eli Lilly Italy, a subsidiary of Eli Lilly & Co.

     Dr. Bartus has served as Senior Vice President, Preclinical Research and Development of the Company since December 1996. From November 1992 to December 1996, he served as Senior Vice President, Neurobiology of the Company. From June 1988 to November 1992, Dr. Bartus held various positions with Cortex Pharmaceuticals, Inc., most recently as Executive Vice President and Chief Operating Officer.

     Mr. Landine has been the Chief Financial Officer of the Company since March 1988. He has been a Senior Vice President since December 1994 and Treasurer of the Company since 1991. From March 1988 to December 1994, he also served as a Vice President of the Company. He is currently an advisor to Walker Magnetics Group, an international manufacturer of industrial equipment.

     Dr. Burstyn became Vice President, Regulatory Affairs in October 1993. From 1987 to 1993, Dr. Burstyn was employed in various capacities at Biogen, Inc., most recently as Director, Development Operations.

     Mr. Higgons became Vice President, Business Development in December 1994. From 1986 to 1994, he was employed in various capacities at IVAC Corporation, most recently as Senior Director of Sales, Western Area.

     Dr. Putney has been Vice President, Protein and Molecular Biology since December 1996. From October 1991 to December 1996, he was Vice President, Molecular Biology of the Company.

     Dr. Wortel became Vice President, Medical Affairs in July 1996. From 1995 to 1996, he was employed by Procept; from 1993 to 1995, he was employed by Repligen, Inc.; and from 1991 to 1993, he was employed by Centocor, Inc.

     Dr. Wright became Vice President, Pharmaceutical Development in December 1994. From 1989 to 1994, he was employed at Boehringer Ingelheim
Pharmaceuticals, Inc., most recently as a Director.

     Mr. Meka became Vice President, Operations of the Company in January 1997. From 1991 to December 1996, he was employed by Dupont Merck Pharmaceuticals as Vice President, Corporate Services.

     Dr. Bloom is a founder of Alkermes and has been a director of Alkermes since 1987. Dr. Bloom has been active in neuropharmacology for more than 30 years, holding positions at Yale University, the National Institute of Mental Health and The Salk Institute. Since 1983, he has been at The Scripps Research Institute where he is currently Chairman, Department of Neuropharmacology. Dr. Bloom serves as Editor-in-Chief of Science.

     Mr. Clarke has served as a director of Alkermes since 1987. He is a general partner of DSV Partners III and DSV Management, the general partner of DSV Partners IV. DSV Partners III and DSV Partners IV are venture capital investment partnerships. Mr. Clarke has been associated with DSV since 1982. Mr. Clarke is also a director of DNX Corporation, Inc., a biopharmaceutical company, and a number of private healthcare companies.

     Professor Langer has served as a director of the Company since 1993. He is the Kenneth J. Germeshausen Professor of Chemical and Biomedical Engineering at the Massachusetts Institute of Technology and has been a member of the Massachusetts Institute of Technology faculty since July 1977. In 1989, Professor Langer was elected to the Institute of Medicine of the National Academy of Sciences and in 1992 was elected to both the National Academy of Engineering and the National Academy of Sciences.

     Dr. Rich is a founder of Alkermes and has been a director of Alkermes since 1987. Dr. Rich has been a professor at the Massachusetts Institute of Technology since 1958, and is the William Thompson Sedgwick Professor of Biophysics and Biochemistry. Dr. Rich is Co-Chairman of the Board of Directors of Repligen Corporation, a biopharmaceutical company.

     Dr. Schimmel is a founder of Alkermes and has been a director of Alkermes since 1987. Dr. Schimmel is the John D. and Catherine T. MacArthur Professor of Biophysics and Biochemistry at the Massachusetts Institute of Technology, where he has been employed since 1967. Dr. Schimmel is Co-Chairman of the Board of Directors of Repligen Corporation and is a director of Cubist Pharmaceuticals, Inc.

     Directors are elected annually and hold office until their successors are duly elected and qualified, or until their earlier removal or resignation. Executive officers are elected to serve at the pleasure of the Board of Directors. There are no family relationships among any of the directors and executive officers of the Company.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information with respect to beneficial ownership of the Company's outstanding Common Stock as of January 9, 1997, and as adjusted to reflect the sale of the Common Stock offered hereby, by
(i) each person who is known by the Company to beneficially own more than 5% of the Company's Common Stock, (ii) each director of the Company, (iii) the Chief Executive Officer, (iv) each of the other three most highly compensated executive officers, and (v) all the directors and executive officers of the Company as a group.

                                                                               PERCENT OF SHARES
                                                                             BENEFICIALLY OWNED(1)
                                                               SHARES        ---------------------
                                                            BENEFICIALLY     PRIOR TO      AFTER
                     BENEFICIAL OWNER                         OWNED(1)       OFFERING     OFFERING
----------------------------------------------------------- ------------     --------     --------
Amerindo Investment Advisors Inc.(2).......................   2,715,000        14.6%        13.2%
 One Embarcadero, Suite 2300
 San Francisco, CA 94111
Chancellor Capital Management, Inc. and....................   1,066,578         5.8%         5.2%
 Chancellor Trust Company(3)
 1166 Avenue of the Americas
 New York, New York 10036
Floyd E. Bloom(4)..........................................     166,000            *            *
Robert A. Breyer(5)........................................     116,250            *            *
John K. Clarke(6)..........................................      26,968            *            *
Robert S. Langer(7)........................................     181,189         1.0%            *
Richard F. Pops(8).........................................     293,216         1.6%         1.4%
Alexander Rich(9)..........................................     184,200         1.0%            *
Paul Schimmel(9)...........................................     303,200         1.6%         1.5%
Michael A. Wall(10)........................................     488,750         2.6%         2.4%
Raymond T. Bartus(11)......................................      59,125            *            *
Michael J. Landine(12).....................................     129,525            *            *
Scott D. Putney(13)........................................      58,525            *            *
All directors and executive officers as a group
(16 persons)(14)...........................................   2,072,898        10.8%         9.8%

---------------

 * Represents less than 1% of the outstanding shares of the Company's Common Stock.

 (1) As of January 9, 1997, there were 18,543,409 shares of the Company's Common Stock outstanding. The number of shares of Common Stock deemed outstanding after this offering includes the 2,000,000 shares of Common Stock which are being offered for sale by the Company in this offering. Except as otherwise indicated, each owner has sole voting and investment power of the shares owned.

 (2) Amerindo Investment Advisors Inc. holds these shares in its capacity as investment advisor for various fiduciary accounts.

 (3) Chancellor Capital Management, Inc. and Chancellor Trust Company hold these shares in their capacities as investment advisor for various fiduciary accounts.

 (4) Includes 163,500 shares of Common Stock held by The Floyd Bloom/Corey Bloom Family Trust, of which Dr. Bloom is a Trustee. Also includes 2,500 shares of Common Stock subject to options which will become exercisable within 60 days of January 9, 1997.

 (5) Consists of 116,250 shares of Common Stock subject to options which are exercisable or will become exercisable within 60 days of January 9, 1997.

 (6) Includes 12,500 shares of Common Stock subject to options which will become exercisable within 60 days of January 9, 1997. Also includes 850 shares of Common Stock issuable upon exercise of warrants which are exercisable.

 (7) Includes 177,857 shares of Common Stock held by The Wetmann Trust (the "Trust"). Professor Langer is a beneficiary of the Trust, but has no voting or investment power with respect to the shares held by the Trust. Also includes 832 shares of Common Stock held by a trust, of which Professor Langer's wife is trustee, for the benefit of his children. Also includes 2,500 shares of Common Stock subject to options which will become exercisable within 60 days of January 9, 1997.

 (8) Includes 280,625 shares of Common Stock subject to options which are exercisable or which will become exercisable within 60 days of January 9, 1997.

 (9) Includes 2,500 shares of Common Stock subject to options which will become exercisable within 60 days of January 9, 1997. Also includes 1,700 shares of Common Stock issuable upon exercise of warrants which are exercisable.

(10) Includes 2,500 shares of Common Stock subject to options which will become exercisable within 60 days of January 9, 1997.

(11) Includes 53,125 shares of Common Stock subject to options which are exercisable or which will become exercisable within 60 days of January 9, 1997.

(12) Includes 74,625 shares of Common Stock subject to options which are exercisable or which will become exercisable within 60 days of January 9, 1997.

(13) Includes 53,125 shares of Common Stock subject to options which are exercisable or which will become exercisable within 60 days of January 9, 1997.

(14) Includes 670,750 shares of Common Stock subject to options or issuable upon exercise of warrants which are exercisable or which will become exercisable within 60 days of January 9, 1997. Also includes 342,189 shares of Common Stock held in trust.

                              SELLING SHAREHOLDER

     The Shares being offered by the Selling Shareholder will be acquired in a private placement pursuant to a Stock Purchase Agreement dated as of February 13, 1997 upon satisfaction of certain conditions precedent. Because the Selling Shareholder may offer all or a portion of the Shares pursuant to this Prospectus, no estimate can be given as to the amount of shares of Common Stock that will be held by the Selling Shareholder upon termination of any such sale.

                              PLAN OF DISTRIBUTION

     The Company will not receive any of the proceeds of the sale of the Shares by the Selling Shareholder. The Shares may be sold from time to time to purchasers directly by the Selling Shareholder. Alternatively, the Selling Shareholder may from time to time offer the Shares through underwriters, brokers, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholder and/or the purchasers of the Shares for whom they may act as agent. The Selling Shareholder and any such underwriters, brokers, dealers or agents who participate in the distribution of the Shares may be deemed to be "underwriters," and any profits on the sale of the Shares by them and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the Selling Shareholder may be deemed to be an underwriter, the Selling Shareholder may be subject to certain statutory liabilities of the Securities Act, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     Any distribution of the Shares by the Selling Shareholder may be effected from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The Shares may be sold by one or more of the following methods without limitation: (i) to underwriters who will acquire Shares for their own account and resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time); (ii) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (iii) purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this Prospectus; (iv) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (v) an exchange distribution in accordance with the rules of such exchange; (vi) face-to-face transactions between sellers and purchasers without a broker or dealer; (vii) through the writing of options; and (viii) other legally available means. In addition, the Shares may be sold in private transactions or under Rule 144 rather than pursuant to this Prospectus.

     There is no assurance that the Selling Shareholder will sell any or all of the Shares or that the Selling Shareholder will not transfer, devise or gift such Shares by other means not described herein.

     Underwriters participating in any offering made pursuant to this Prospectus (as amended or supplemented from time to time) may receive underwriting discounts and commissions, and discounts or concessions may be allowed or reallowed or paid to dealers, and brokers or agents participating in such transaction may receive brokerage or agent's commissions or fees.

     At the time a particular offering of Shares is made, to the extent required, a revised Prospectus or Prospectus Supplement will be distributed which will set forth the amount of Shares being offered and the terms of the offering, including the purchase price or public offering price, the name or names of any underwriters, brokers, dealers or agents, the purchase price paid by any underwriter for Shares purchased from the Selling Shareholder, any discounts, commissions and other items constituting compensation from the Selling Shareholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such revised Prospectus or Prospectus Supplement and, if necessary, a post-effective amendment to the registration statement of which this Prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the Shares.

     The Selling Shareholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-6 and 10b-7, which may limit the timing of purchases and sales of any of the Shares by the Selling Shareholder and any other such person. Furthermore, under Rule 10b-6 under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market-making activities with respect to the Common Stock for a period of nine business days prior to the commencement of such distribution. Regulation M, which replaces Rules 10b-6 and 10b-7 effective as of March 4, 1997, contains similar limitations on the distribution and sale of the Shares hereunder. All of the foregoing may affect the marketability of the Shares and the ability of any person or entity to engage in market-making activities with respect to the Common Stock.

     In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions, if required, only through registered or licensed brokers or dealers.

     The Company has agreed that all costs, expenses and fees in connection with the registration of the Shares will be borne by the Company. The Selling Shareholder will, however, bear the expense of its own counsel and any transfer taxes and underwriting discounts and commissions applicable to the Shares sold by it. The Selling Shareholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act. The Company and the Selling Shareholder have agreed to indemnify each other against certain liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Ballard Spahr Andrews & Ingersoll, Philadelphia, Pennsylvania. Morris Cheston, Jr., Secretary of Alkermes and of Alkermes Controlled Therapeutics, Inc., Alkermes Controlled Therapeutics Inc. II, and ADC II, all of which are wholly owned subsidiaries of Alkermes, and Martha J. Hays, Secretary of Alkermes Investments, Inc., a wholly owned subsidiary of Alkermes, are partners in the law firm of Ballard Spahr Andrews & Ingersoll.

                                    EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act, with respect to the shares of Common Stock offered hereby (the "Registration Statement"). This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete. For further information pertaining to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission at prescribed rates. Statements contained in this Prospectus as to the contents of any contract or other document filed, or incorporated by reference, as an exhibit to the Registration Statement are qualified in all respects by such reference.

                               [ALKERMES LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following statement sets forth the amounts of expenses in connection with the offering of the Common Stock pursuant to this Registration Statement, all of which shall be borne by the Company.

        SEC Registration Fee..............................................  $ 16,421
        NASD Fee..........................................................     5,920
        Nasdaq Listing Fee................................................    17,500
        Blue Sky Fees and Expenses........................................     5,000
        Printing and Engraving Expenses...................................    85,000
        Accounting Fees and Expenses......................................    35,000
        Legal Fees and Expenses...........................................   100,000
        Transfer Agent and Registrar Fees.................................     5,000
        Miscellaneous Expenses............................................    50,159

     All of the expenses listed above, except the SEC Registration Fee and NASD Fee, represent estimates only.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Pennsylvania Business Corporation law of 1988 authorizes the Company to grant indemnities to directors and officers in terms sufficiently broad to permit indemnification of such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. In addition, the Company has also obtained Directors' and Officers' Liability Insurance in the amount of $3,000,000 which insures its officers and directors against certain liabilities such persons may incur in their capacities as officers or directors of the Company.

     Article 5 of the Company's Amended and Restated By-Laws provides as follows:

            INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHER PERSONS

     5.1 INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHER PERSONS. The Corporation shall indemnify any director, officer, employee or agent of the Corporation or any of its subsidiaries who was or is an "authorized representative" of the Corporation (which shall mean, for the purpose of this Article, a director or officer of the Corporation, or a person serving at the request of the Corporation as a director, officer, partner, fiduciary or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise) and who was or is a "party" (which shall include for purposes of this Article the giving of testimony or similar involvement) or is threatened to be made a party to any "proceeding" (which shall mean for purposes of this Article any threatened, pending or completed action, suit, appeal or other proceeding of any nature, whether civil, criminal, administrative or investigative, whether formal or informal, and whether brought by or in the right of the Corporation, its shareholders or otherwise) by reason of the fact that such person was or is an authorized representative of the Corporation to the fullest extent permitted by law, including without limitation indemnification against expenses (which shall include for purposes of this Article attorneys' fees and disbursements), damages, punitive damages, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding unless the act or failure to act giving rise to the claim is finally determined by a court to have constituted willful misconduct or recklessness. If an authorized representative is not entitled to indemnification in respect of a portion of any liabilities to which such person may be subject, the Corporation shall nonetheless indemnify such person to the maximum extent for the remaining portion of the liabilities.

     5.2 ADVANCEMENT OF EXPENSES. The Corporation shall pay the expenses (including attorneys' fees and disbursements) actually and reasonably incurred in defending a proceeding on behalf of any person entitled to indemnification under Section 5.1 in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article and may pay such expenses in advance on behalf of any employee or agent on receipt of a similar undertaking. The financial ability of such authorized representative to make such repayment shall not be prerequisite to the making of an advance.

     5.3 EMPLOYEE BENEFIT PLANS. For purposes of this Article, the Corporation shall be deemed to have requested an officer, director, employee or agent to serve as fiduciary with respect to an employee benefit plan where the performance by such person of duties to the Corporation also imposes duties on, or otherwise involves services by, such person as a fiduciary with respect to the plan; excise taxes assessed on an authorized representative with respect to any transaction with an employee benefit plan shall be deemed "fines"; and action taken or omitted by such person with respect to an employee benefit plan in the performance of duties for a purpose reasonably believed to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the Corporation.

     5.4 SECURITY FOR INDEMNIFICATION OBLIGATIONS. To further effect, satisfy or secure the indemnification obligations provided herein or otherwise, the Corporation may maintain insurance, obtain a letter of credit, act as self-insurer, create a reserve, trust, escrow, cash collateral or other fund or account, enter into indemnification agreements, pledge or grant a security interest in any assets or properties of the Corporation, or use any other mechanism or arrangement whatsoever in such amounts, at such costs, and upon such other terms and conditions as the Board of Directors shall deem appropriate.

     5.5 RELIANCE UPON PROVISIONS. Each person who shall act as an authorized representative of the Corporation shall be deemed to be doing so in reliance upon the rights of indemnification provided by this Article.

     5.6 AMENDMENT OR REPEAL. All rights of indemnification under this Article shall be deemed a contract between the Corporation and the person entitled to indemnification under this Article pursuant to which the Corporation and each such person intend to be legally bound. Any repeal, amendment or modification hereof shall be prospective only and shall not limit, but may expand, any rights or obligations in respect of any proceeding whether commenced prior to or after such change to the extent such proceeding pertains to actions or failures to act occurring prior to such change.

     5.7 SCOPE OF ARTICLE. The indemnification, as authorized by this Article, shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any statute, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in any other capacity while holding such office. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article shall continue as to a person who has ceased to be an officer, director, employee or agent in respect of matters arising prior to such time, and shall inure to the benefit of the heirs, executors and administrators of such person.

ITEM 16. EXHIBITS.

     This Registration Statement includes the following exhibits:

EXHIBIT NO.
-----------
 4.1            Specimen of Stock Certificate of Alkermes, Inc. (Incorporated by reference to
                Exhibit 4 to the Registrant's Registration Statement on Form S-1 as amended
                (File No. 33-40250)).
 4.2            Second Amended and Restated Articles of Incorporation of Alkermes, Inc.
                effective July 23, 1991. (Incorporated by reference to Exhibit 4.1(a) to the
                Registrant's Report on Form 10-Q for the quarter ended June 30, 1991).
 4.3            Amendment to Second Amended and Restated Articles of Incorporation, as filed with the Pennsylvania Secretary of State on November 1, 1991. (Incorporated by
                reference to Exhibit 4.1(c) to the Registrant's Report on Form 10-Q for the
                quarter ended September 30, 1991).
 4.4            Amendment to the Second Amended and Restated Articles of Incorporation, as
                amended, as filed with the Pennsylvania Secretary of State on February 12,
                1993. (Incorporated by reference to Exhibit 4.1(d) to the Registrant's Report on Form 10-Q for the quarter ended December 31, 1992).
 4.5*           Stock Purchase Agreement, dated as of February 13, 1997, between the Registrant and ALZA Corporation.
 5*             Opinion of Ballard Spahr Andrews & Ingersoll as to the legality of the securities registered hereunder.
23.1*           Consent of Ballard Spahr Andrews & Ingersoll (included as part of Exhibit 5).
23.4            Consent of Deloitte & Touche LLP.

---------------

* To be filed by amendment.

ITEM 17. UNDERTAKINGS.

     A.  The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Act");

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B. The undersigned Registrant hereby undertakes that for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     D.  The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on February 14, 1997.

                                          ALKERMES, INC.

                                          By       /s/ RICHARD F. POPS
                                            ------------------------------------
                                                      Richard F. Pops
                                                  Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

                SIGNATURE                                TITLE                      DATE
------------------------------------------  -------------------------------  ------------------

                    *                        Director and Chairman of the
------------------------------------------               Board
             Michael A. Wall

           /s/ RICHARD F. POPS               Director and Chief Executive    February 14, 1997
------------------------------------------   Officer (Principal Executive
             Richard F. Pops                           Officer)

           /s/ ROBERT A. BREYER              Director, President and Chief   February 14, 1997
------------------------------------------         Operating Officer
             Robert A. Breyer
          /s/ MICHAEL J. LANDINE             Senior Vice President, Chief    February 14, 1997
------------------------------------------  Financial Officer and Treasurer
            Michael J. Landine               (Principal Financial Officer
                                               and Principal Accounting
                                                       Officer)

                    *                                  Director
------------------------------------------
             Robert S. Langer

                                                       Director
------------------------------------------
              Alexander Rich

                    *                                  Director
------------------------------------------
              Paul Schimmel

                    *                                  Director
------------------------------------------
               Floyd Bloom

                    *                                  Director
------------------------------------------
              John K. Clarke


*By:  /s/  MICHAEL J. LANDINE                                                 February 14, 1997
     ------------------------------
           Michael J. Landine
         pursuant to a power of
       attorney previously filed

                                 EXHIBIT INDEX

    EXHIBIT NO.                                 EXHIBIT
    -----------     ---------------------------------------------------------------
     4.1            Specimen of Stock Certificate of Alkermes, Inc. (Incorporated
                    by reference to Exhibit 4 to the Registrant's Registration
                    Statement on Form S-1 as amended (File No. 33-40250)).
     4.2            Second Amended and Restated Articles of Incorporation of
                    Alkermes, Inc. effective July 23, 1991. (Incorporated by
                    reference to Exhibit 4.1(a) to the Registrant's Report on Form
                    10-Q for the quarter ended June 30, 1991).
     4.3            Amendment to Second Amended and Restated Articles of
                    Incorporation, as filed with the Pennsylvania Secretary of
                    State on November 1, 1991. (Incorporated by reference to
                    Exhibit 4.1(c) to the Registrant's Report on Form 10-Q for the
                    quarter ended September 30, 1991).
     4.4            Amendment to the Second Amended and Restated Articles of
                    Incorporation, as amended, as filed with the Pennsylvania
                    Secretary of State on February 12, 1993. (Incorporated by
                    reference to Exhibit 4.1(d) to the Registrant's Report on Form
                    10-Q for the quarter ended December 31, 1992).
     4.5*           Stock Purchase Agreement, dated as of February 13, 1997,
                    between the Registrant and ALZA Corporation.
     5*             Opinion of Ballard Spahr Andrews & Ingersoll as to the legality of the securities registered hereunder.
    23.1*           Consent of Ballard Spahr Andrews & Ingersoll (included as part of Exhibit 5).
    23.4            Consent of Deloitte & Touche LLP.

---------------

 * To be filed by amendment.